Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132554

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.75% Notes due 2014	$750,000,000	99.839%	748,792,500	$29,475.00

(1)	Calculated in accordance with Rule 475(r) of the Securities Act.

Prospectus Supplement

February 4, 2009

(To Prospectus dated March 17, 2006)

$750,000,000

CME Group Inc.

5.75% Notes due 2014

We will pay interest on the notes semiannually in arrears on February 15 and August 15 of each year, commencing on August 15, 2009. The notes will mature on February 15, 2014.

We may redeem the notes in whole or in part at any time at the redemption price described under “Description of the Notes—Optional Redemption” in this prospectus supplement. If a Change of Control Triggering Event (as defined herein) occurs, we will be required to offer to purchase the notes from holders on terms described in this prospectus supplement.

The notes will be unsecured obligations and will rank equally with our existing and future unsecured senior indebtedness. The notes will be issued in registered form only in denominations of $2,000 and multiples of $1,000 above that amount.

The notes offered by this prospectus supplement will not be listed on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Note	Total
Public offering price(1)	99.839%	$748,792,500
Underwriting discounts	0.455%	$3,412,500
Proceeds, before expenses, to CME Group Inc.(1)	99.384%	$745,380,000

(1)	Plus accrued interest from February 9, 2009 if settlement occurs after that date.

Neither the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company and its participants, including Euroclear and Clearstream, as applicable, on or about February 9, 2009.

Joint Book-Running Managers

Banc of America Securities LLC
UBS Investment Bank
Barclays Capital
Lloyds TSB Corporate Markets

Joint Lead Managers

BMO Capital Markets	Mitsubishi UFJ Securities

Co-Managers

Scotia Capital	PNC Capital Markets LLC

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the prospectus dated March 17, 2006, which is part of our Registration Statement on Form S-3 (Registration No. 333-132554).

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in this prospectus supplement.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy and information statements and other materials with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any materials filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains the reports, proxy and information statements and other materials that are filed with, or furnished to, the SEC. This website can be accessed at http://www.sec.gov. Our reports, proxy statements and other materials can be located by reference to file numbers 001-31553 and 000-33379.

General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our Internet website, which can be accessed at http://www.cmegroup.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our Internet website is not incorporated into this prospectus supplement or the accompanying prospectus or our other securities filings and is not a part of these filings.

INCORPORATION BY REFERENCE

The SEC’s rules allow “incorporation by reference” into this prospectus supplement of information contained in documents that we file with the SEC. This permits us to disclose important information to you by referring you to those filed documents. Any information incorporated by reference is an important part of this prospectus supplement, and any information that we file with the SEC and incorporate herein by reference before the termination of the offering of the notes made under this prospectus supplement will be deemed automatically to update and supersede this information. The following documents previously filed with the SEC are incorporated herein by reference:

•

our Annual Report on Form 10-K for the year ended December 31, 2007 (including portions of our definitive Proxy Statement for the 2008 Annual Meeting of Shareholders incorporated therein by reference);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008; and

•

our Current Reports on Form 8-K, filed with the SEC on January 28, 2008, March 4, 2008, March 13, 2008, March 17, 2008, March 21, 2008, June 3, 2008, June 5, 2008, June 9, 2008, June 18, 2008, June 23, 2008, June 30, 2008, July 23, 2008, July 24, 2008, August 1, 2008, August 8, 2008, August 13, 2008, August 15, 2008, August 20, 2008, August 26, 2008, August 28, 2008, September 15, 2008 (as amended on November 7, 2008), October 15, 2008, November 7, 2008, November 20, 2008 and February 4, 2009. We also incorporate by reference the following CME Group financial tables contained in Exhibit 99.1 to the Current Report on Form 8-K filed February 3, 2009: (i) the consolidated balance sheets as of December 31, 2008 and 2007, (ii) consolidated statements of income for the quarters and years ended December 31, 2008 and 2007, (iii) the pro forma non-GAAP consolidated statements of income for the quarters and years ended December 31, 2008 and 2007 and (iv) the reconciliation of GAAP to pro forma non-GAAP measures for the quarters and years ended December 31, 2008 and 2007. Except as specifically stated otherwise, we do not incorporate by reference any portions of the foregoing Current Reports on Form 8-K that are not deemed to be filed.

Whenever, before the termination of the offering of the notes made under this prospectus supplement, we file reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, those reports and documents will be deemed to be incorporated by reference into this prospectus supplement from the time they are filed. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement, excluding any exhibit to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. Requests should be directed to the following address:

CME Group Inc.

20 S. Wacker Dr.

Chicago, IL 60606

Tel: (800) 331-3332

Attention: Investor Relations

FORWARD-LOOKING STATEMENTS

From time to time, in this prospectus supplement and the documents we incorporate by reference in this prospectus supplement, as well as in other written reports and oral statements, we discuss our expectations regarding our future performance. Statements and financial discussion and analysis contained herein and in the documents incorporated by reference herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “anticipate,” “could,” “estimate,” “intend,” “may,” “plan,” “expect” and similar expressions, including references to assumptions. These forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. Among the factors that might affect our performance are:

•

our ability to realize the benefits and control the costs of our acquisition of NYMEX Holdings, Inc. and our ability to successfully integrate the businesses of CME Group Inc. and NYMEX Holdings, including the fact that such integration may be more difficult, time consuming or costly than expected and revenues following the transaction may be lower than expected and expected cost savings from the transaction may not be fully realized within the expected time frames or at all;

•	increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities;

•	our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers;

•

our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services;

•	our ability to adjust our fixed costs and expenses if our revenues decline;

•	our ability to continue to generate revenues from our processing services;

•	our ability to maintain existing customers and develop strategic relationships and attract new ones;

•	our ability to expand and offer our products in foreign jurisdictions;

•	changes in domestic and foreign regulations;

•

changes in government policy, including policies relating to common or directed clearing, changes as a result of a combination of the SEC and the U.S. Commodity Futures Trading Commission, or changes relating to the recently enacted Emergency Economic Stabilization Act of 2008;

•	the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others;

•	our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading or declines in subscriptions;

•

changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure;

•	the ability of our financial safeguards package to adequately protect us from the credit risks of clearing members;

•	the ability of our compliance and risk management methods to effectively monitor and manage our risks;

•	changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets;

•

economic, political and market conditions, including the recent volatility of the capital and credit markets and the impact of current economic conditions on the trading activity of our current and potential customers;

•	natural disasters and other catastrophes;

•	our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of performance of our systems;

•	our ability to execute our growth strategy and maintain our growth effectively;

•	our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy;

•	our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business;

•	industry and customer consolidation;

•	decreases in trading and clearing activity;

•	the imposition of a transaction tax on futures and options on futures transactions;

•	the unfavorable resolution of material legal proceedings;

•	seasonality of the futures business;

•	changes in the regulation of our industry with respect to speculative trading in commodity interests and derivative contracts; and

•	other risks detailed in our filings with the SEC.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus supplement and in the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statements and by the risk factors included in this prospectus supplement and in the documents we incorporate by reference. Except as required by law, rule or regulation, we undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement. Since it is a summary, this section does not contain all the information that you should consider before investing in the notes. You should carefully read the entire prospectus supplement, including the section entitled “Risk Factors,” the accompanying prospectus and the documents we have filed with the SEC that are incorporated by reference herein and therein prior to making an investment decision.

CME Group Inc. is a combined entity formed by the July 2007 merger of Chicago Mercantile Exchange Holdings Inc. (“CME Holdings”) and CBOT Holdings, Inc. (“CBOT Holdings”). In August 2008, CME Group acquired NYMEX Holdings, Inc. (“NYMEX Holdings”) through a merger of NYMEX Holdings with and into CMEG NYMEX Holdings Inc., a wholly-owned subsidiary of CME Group (“CMEG NYMEX”).

CME Group is the holding company of four futures exchanges: Chicago Mercantile Exchange Inc. (“CME”), Board of Trade of the City of Chicago, Inc. (“CBOT”), New York Mercantile Exchange, Inc. (“NYMEX”) and Commodity Exchange, Inc. (“COMEX”). Unless otherwise stated or the context otherwise requires, in this prospectus supplement we refer to CME Group Inc. as “CME Group” and the terms “CME Group,” “we,” “us” and “our” refer to:

•	prior to July 12, 2007, CME Holdings and its wholly-owned subsidiaries, excluding CBOT (and the other former subsidiaries of CBOT Holdings) and excluding NYMEX Holdings and its subsidiaries;

•

prior to the acquisition of NYMEX Holdings but on or after July 12, 2007, CME Group and its wholly-owned subsidiaries, including CBOT (and the other former subsidiaries of CBOT Holdings) and excluding NYMEX Holdings and its subsidiaries; and

•

following the acquisition of NYMEX Holdings, CME Group and its wholly-owned subsidiaries, including CBOT (and the other former subsidiaries of CBOT Holdings) and CMEG NYMEX and its subsidiaries, including NYMEX and COMEX (and the other former subsidiaries of NYMEX Holdings).

Our Company

Building on the heritage of its futures exchanges, CME, CBOT, NYMEX and COMEX, CME Group serves the risk management needs of customers around the globe. In July 2007, we acquired CBOT and in August 2008 we acquired NYMEX and COMEX.

We are the only exchange to offer access to all major asset classes from a single electronic trading platform and from trading floors in Chicago and New York. Specifically, we offer futures and options based on interest rates, equity indexes, foreign exchange, energy, agricultural commodities, metals and alternative investment products such as weather and real estate. More than three-quarters of our trading volume comes from trades made electronically on our CME Globex electronic trading platform. Our products provide a means for hedging, speculation and asset allocation relating to the risks associated with, among other things, interest rate sensitive instruments, equity ownership, changes in the value of foreign currency and changes in the prices of commodities. We identify new products by monitoring economic trends and their impact on the risk management and speculative needs of our existing and prospective customers.

Futures and options provide a way to protect against—and potentially profit from—price changes in financial instruments and physical commodities. Futures contracts are legally binding agreements to buy or sell something in the future, such as livestock or foreign currency. The buyer and seller of a futures contract agree on a price today for a product to be delivered and paid for in the future. Each contract specifies the quantity of the item and the time of delivery or payment. An option on a futures contract is a right, but not an obligation, to sell or buy a futures contract at a specified price on or before a certain expiration date.

We are a global exchange available to customers all over the world. Our customers consist of professional traders, financial institutions, institutional and individual investors, major corporations, manufacturers, producers and governments. Customers include both members of the particular exchange and non-members.

Our major product lines are traded through our electronic trading platform and our open outcry trading floors in Chicago and New York. The CME Globex electronic trading platform is accessible virtually 24 hours a day throughout the trading week. In addition, trades can be executed through privately negotiated transactions that are cleared and settled through our clearinghouse.

CME Group owns its own clearinghouse, CME Clearing. CME Group’s integrated clearing function is designed to ensure the safety and soundness of CME Group’s markets. CME Clearing serves to protect the financial integrity of CME Group’s markets by serving as the counterparty to every trade—becoming the buyer to each seller and the seller to each buyer—and limiting credit risk. It is responsible for settling trading accounts, clearing trades, collecting and maintaining performance bond funds, regulating delivery and reporting trading data. CME Clearing limits accumulation of debt from trading losses with twice daily mark-to-market settlement. Ownership of CME Clearing also enables CME Group to more quickly and efficiently bring new products to market through coordination of clearing functions with product development, technology, market regulation and other risk management activities.

A majority of our revenue is derived from clearing and transaction fees, which include electronic trading fees, surcharges for privately-negotiated transactions and other volume-related charges for contracts executed through our trading venues. We also receive quotation data fees from the dissemination of our market data to subscribers. Our market data services are provided primarily through third-party distributors. Our goal is to maintain quality product execution and service in support of our customers while they navigate through the current environment of a challenged industry and economic environment.

Recent Developments

Earnings Release. On February 3, 2009, we announced our results for the fourth quarter ended December 31, 2008. We reported that total fourth-quarter GAAP revenues increased 31 percent to $692 million, and GAAP operating income increased 33 percent to $418 million. We announced that we have taken a pre-tax, non-cash impairment charge of $275 million on our cross-equity investment in BM&F Bovespa SA, due to the decline in BM&F Bovespa’s current share price relative to original investment value. As a result of the impairment charge, GAAP net income for the fourth quarter was $62 million and diluted earnings per share on a GAAP basis were $0.93. In conjunction with this charge, stockholders’ equity was reduced by $94 million due to unfavorable movements in the Brazilian real compared with the U.S. dollar. Aside from the BM&F Bovespa impairment charge, the fourth-quarter GAAP results also include $17.5 million of merger-related items. The 2008 GAAP results reflect the operations of both CME and CBOT, as well as the results of NYMEX after August 22, 2008 when the acquisition of NYMEX Holdings closed.

CME Group Inc. is a Delaware corporation. Our Class A common stock is listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “CME.” Our principal executive offices are located at 20 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is 312-930-1000.

The Offering

The following summary contains certain material information about the notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. This summary does not contain all the information that may be important to you. For a more complete understanding of the notes, please refer to the “Description of the Notes” section in this prospectus supplement and the “Description of Debt Securities” section in the accompanying prospectus. In this section, “CME Group,” “we,” “us” and “our” are references to CME Group only and not to any of its subsidiaries.

Issuer	CME Group Inc., a Delaware corporation.

Securities Offered	$750,000,000 aggregate principal amount of the 5.75% notes due 2014.

Maturity Date	February 15, 2014

Interest Payment Dates	We will pay interest on the notes semiannually in arrears on February 15 and August 15 of each year, commencing on August 15, 2009.

Optional Redemption	We may redeem the notes in whole or in part at any time at the redemption price described under “Description of the Notes—Optional Redemption” in this prospectus supplement.

Ranking	The notes will be our unsecured senior obligations and will:

•	rank senior in right of payment to all of our existing and future subordinated indebtedness;

•

rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including our $250.0 million floating rate notes due 2009, $300.0 million floating rate notes due 2010 and $750.0 million 5.40% notes due 2013 and all indebtedness under our 364-day revolving bridge facility, our senior credit facility and our commercial paper program, which totaled approximately $1.4 billion as of September 30, 2008. As of September 30, 2008, approximately $1.0 billion remained undrawn and available under our existing senior credit facilities;

•	be effectively subordinated in right of payment to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness; and

•

be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries, including CME’s clearinghouse facility, a committed $600 million 364-day revolving line of credit with a consortium of banks that supports CME’s clearinghouse operations.

As of September 30, 2008, the notes would have been effectively subordinated to approximately $1.3 billion of liabilities of our subsidiaries, including trade payables but excluding $7.5 billion of clearing member cash performance bonds and security deposits held by our subsidiaries (for which our subsidiaries have an equal and offsetting asset) and $8.1 billion of deferred tax liabilities. The entire

$600.0 million remains undrawn and available under CME’s clearinghouse facility that supports its clearinghouse operations. Substantially all of our revenue is generated by, and substantially all of our assets are held by, our subsidiaries.

No Guarantees	The notes will not be guaranteed by any of our subsidiaries.

Repurchase upon Change of Control Triggering Event	Upon the occurrence of a Change of Control Triggering Event (as defined herein), we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes—Repurchase upon Change of Control Triggering Event.”

No Listing	We do not intend to list the notes on any securities exchange or include the notes in any automated quotation system.

No Prior Market	The notes will be new securities for which there is currently no market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

Use of Proceeds	We estimate that we will receive proceeds from this offering of approximately $744.3 million, net of underwriting discounts and estimated expenses. We intend to use the net proceeds to repay any outstanding commercial paper borrowings that are backstopped by our 364-day revolving bridge facility. We will use any remaining net proceeds from the offering for general corporate purposes. We expect to terminate the bridge facility following this offering.

Governing Law	New York

Trustee and Paying Agent	U.S. Bank National Association

Form and Denomination	The notes will be represented by one or more global notes, deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s nominee. We will issue the notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	Investment in the notes involves risks. You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-6, as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the notes.

Summary Historical Consolidated Financial Data of CME Group

The following financial information is only a summary and you should read it in conjunction with the historical consolidated financial statements of CME Group and the related notes contained in reports and other information that CME Group has previously filed with the SEC. See “Incorporation by Reference.”

The following summary historical consolidated financial data as of and for each of the five years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from CME Group’s audited consolidated financial statements. Historical financial data as of and for the nine months ended September 30, 2008 and 2007 have been derived from CME Group’s unaudited consolidated financial statements that include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of CME Group for the periods and at the dates presented. Operating results for the nine months ended September 30, 2008 do not necessarily indicate the results that can be expected for the year ended December 31, 2008.

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	2007(1)	2006	2005	2004	2003	2008(1)	2007(1)
	(in millions, except per share data)
Income Statement Data:
Total revenues	$1,756.1	$1,089.9	$889.8	$721.6	$531.0	$1,869.3	$1,226.6
Operating income	1,050.5	621.1	477.9	355.8	201.7	1,164.3	738.6
Non-operating income (expense)	45.3	50.6	30.5	11.8	4.4	(27.5)	20.5
Income before income taxes	1,095.8	671.7	508.4	367.7	206.1	1,136.8	759.1
Net income	658.5	407.3	306.9	219.6	122.1	653.4	457.5
Earnings per share:
Basic	$15.05	$11.74	$8.94	$6.55	$3.74	$11.66	$11.28
Diluted	14.93	11.60	8.81	6.38	3.60	11.61	11.18
Cash dividends per share(2)	3.44	2.52	1.84	1.04	0.63	3.45	2.58
Balance Sheet Data (end of period):
Cash and cash equivalents	$845.3	$969.5	$610.9	$357.6	$185.1	$582.4	$677.0
Marketable securities(3)	203.3	269.5	292.9	302.4	256.5	127.3	220.5
Total assets	20,306.2	4,306.5	3,969.4	2,857.5	4,872.6	39,255.1	19,646.5
Short-term debt	164.4	—	—	—	—	503.7	164.7
Long-term debt	—	—	—	—	—	2,412.8	—
Shareholders’ equity	12,305.6	1,519.1	1,118.7	812.6	563.0	19,028.8	12,111.4

(1)	Financial data as of and for the year ended December 31, 2007 and as of and for the nine months ended September 30, 2008 and 2007 (but not earlier periods) includes amounts related to the completion of the merger with CBOT Holdings. The CBOT Holdings merger was completed on July 12, 2007. Financial data as of and for the nine months ended September 30, 2008 (but not prior comparative or other earlier periods) includes amounts related to the completion of the acquisition of NYMEX Holdings. The NYMEX Holdings acquisition was completed on August 22, 2008.
(2)	Does not reflect the special dividend of $5.00 per share of CME Group Class A and Class B common stock that CME Group declared on August 22, 2008, which was paid on October 10, 2008 to CME Group shareholders of record as of September 25, 2008. The dividend aggregated approximately $336.0 million.
(3)	Marketable securities include pledged securities of $100.1 million, $100.7 million and $70.2 million at December 31, 2007, 2006 and 2005, respectively, and $83.9 million and $99.7 million at September 30, 2008 and 2007, respectively. CME Group did not have pledged securities at December 31, 2004 and 2003.

RISK FACTORS

You should carefully consider all the information included in this prospectus supplement, the accompanying prospectus and the documents filed with the SEC that are incorporated by reference herein and therein and, in particular, the risks described below and the risk factors of CME Group in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Item 1A of Part II of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and Exhibit 99.1 of our Current Report on Form 8-K filed on February 4, 2009, each of which is incorporated by reference herein, before making an investment decision. The risks described below or incorporated by reference herein are not the only ones facing CME Group. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and even the risks described below may adversely affect our business in ways we have not described or do not currently anticipate. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, you may lose all or part of your original investment.

The notes are senior unsecured obligations and structurally subordinated to the existing and future liabilities of our subsidiaries; we may be unable to pay interest on or repay the notes.

The notes are our senior unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other existing and future senior unsecured and unsubordinated obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

We are a holding company and our subsidiaries are separate and distinct legal entities from us. Substantially all of our revenue is generated by, and substantially all of our assets are held by, our subsidiaries. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings, cash flow and other business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and the beneficiaries of CME’s clearing house guarantees in the event of a clearing member default. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in such assets of our subsidiaries and any indebtedness of our subsidiaries senior in right of payment to that held by us. As of September 30, 2008, the notes would have been effectively subordinated to approximately $1.3 billion of liabilities of our subsidiaries, including trade payables but excluding $7.5 billion of clearing member cash performance bonds and security deposits held by our subsidiaries (for which our subsidiaries have an equal and offsetting asset) and $8.1 billion of deferred tax liabilities. In addition, CME maintains its clearinghouse facility, a committed $600.0 million 364-day revolving line of credit that provides liquidity to its clearinghouse operations in the event of clearing member default. The entire committed $600.0 million remains undrawn and available under this facility. Under the terms of the facility, CME has the option to request an increase in the facility from $600.0 million to $1.0 billion at the time of a borrowing, subject to the approval of the participating banks. As a consequence of the foregoing, we may not have funds to pay interest on or repay the notes.

Downgrades or other changes in our credit ratings could affect our financial results and reduce the market value of the notes.

The notes are expected to be rated “investment grade” by each of Moody’s Investor Services (“Moody’s”) and Standard & Poor’s (“S&P”). A rating is not a recommendation to purchase, hold or sell our debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Either rating organization may lower our rating or decide not to rate our securities in its sole discretion. The rating of our debt securities is based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due on our debt securities and the ultimate payment of principal of our debt securities on the final maturity date. Any ratings downgrade could increase our cost of borrowing or require certain actions to be performed to rectify such a situation. The reduction, suspension or withdrawal of the ratings of our debt securities will not, in and of itself, constitute an event of default under the Indenture.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes, additional factors discussed above and other factors that may affect the value of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

If active trading markets do not develop for the notes, you may be unable to sell your notes or to sell your notes at prices that you deem sufficient.

The notes are a new issue of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market-making at any time. No assurance can be given:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell your notes or the prices at which you may be able to sell your notes.

If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering prices. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

The definition of a Change of Control requiring us to repurchase the notes is limited, so that the market price of the notes may decline if we enter into a transaction that is not a Change of Control under the Indenture governing the notes.

The term “Change of Control” (as used in the notes) is limited in scope and does not include every event that might cause the market price of the notes to decline. Furthermore, we are required to repurchase the notes upon a Change of Control only if, as a result of such Change of Control, such notes receive a reduction in rating below investment grade and the rating agency assigning such rating expressly links the reduction in rating to the Change of Control. As a result, our obligation to repurchase the notes upon the occurrence of a Change of Control is limited and may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

We may not have sufficient funds to purchase the notes upon a Change of Control Triggering Event as required by the Indenture governing the notes.

Holders of the notes may require us to repurchase their notes upon a Change of Control Triggering Event as defined under “Description of the Notes—Repurchase Upon Change of Control Triggering Event.” We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price of the notes and any other then-existing indebtedness that may be tendered by the lenders thereof in such a circumstance. Furthermore, the terms of our then-existing indebtedness or other agreements may contain financial covenants, events of default provisions or other provisions that could be violated if a Change of Control were to occur or if we were required to repurchase the notes or other debt securities or repay indebtedness containing a similar repurchase or repayment requirement.

The indenture governing the notes will not limit our ability to incur future indebtedness, pay dividends, repurchase securities, engage in transactions with affiliates or engage in other activities, which could adversely affect our ability to pay our obligations under the notes.

The indenture governing the notes does not contain any financial covenants and contains only limited restrictive covenants. The indenture will not limit our or our subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. We, therefore, may pay dividends and incur additional debt, including secured indebtedness in certain circumstances or indebtedness by, or other obligations of, our subsidiaries to which the notes would be structurally subordinated. Our ability to incur additional indebtedness and use our funds for numerous purposes may limit the funds available to pay our obligations under the notes.

USE OF PROCEEDS

We estimate that we will receive proceeds from this offering of approximately $744.3 million, net of underwriting discounts and estimated expenses. We intend to use the net proceeds to repay any outstanding commercial paper borrowings that are backstopped by our $1.3 billion 364-day revolving bridge facility that matures on August 21, 2009. We will use any remaining net proceeds from the offering for general corporate purposes.

As of December 31, 2008, we had $1.5 billion of borrowings under our commercial paper program with a weighted average interest rate of 2.5%. Of this amount, $554.5 million of commercial paper borrowings were backstopped by our revolving bridge facility. We expect to reduce the size of or terminate the bridge facility following this offering.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash, cash equivalents and marketable securities and our capitalization as of September 30, 2008 on an actual basis and on an as adjusted basis to give effect to this offering and the application of the use of proceeds as described herein. This table should be read together with the consolidated financial statements and related notes that are incorporated by reference in this prospectus supplement.

	As of September 30, 2008
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$582,421	$1,072,785
Marketable securities	127,322	127,322

Total cash and cash equivalents and marketable securities	$709,743	$1,200,107

Short-term debt
Floating rate notes due 2009(1)	$250,000	$250,000
Short term commercial paper(2)	253,916	—
Revolving bridge facility(2)	—	—
Long-term debt
Commercial paper(2)	945,500	945,500
Senior credit facility(3)
Revolving credit facility	—	—
Term loan facility	420,500	420,500
Floating rate notes due 2010(4)	300,000	300,000
5.40% notes due 2013	750,000	750,000
5.75% notes due 2014 offered hereby	—	750,000

Total debt obligations	$2,919,916	$3,416,000
Total stockholders’ equity	19,028,760	19,028,760

Total capitalization	$21,948,676	$22,444,760

(1)	Our $250.0 million floating rate notes due 2009 bear interest equal to 3-month LIBOR plus 0.20%, reset quarterly. The floating rate notes due 2009 mature August 6, 2009.
(2)	Commercial paper with an aggregate par value of $1.2 billion and maturities ranging from one to 65 days were issued during the third quarter of 2008 with a weighted average interest rate of 2.46%. At September 30, 2008, a total of $1.2 billion of commercial paper borrowings remained outstanding. At September 30, 2008, commercial paper borrowings totaling $253.9 million were characterized as short-term debt because they are backstopped by our $1.3 billion 364-day revolving bridge facility, which matures on August 21, 2009. At September 30, 2008, commercial paper borrowings totaling $945.5 million were characterized as long-term debt because they are backstopped by the revolving credit facility portion of our senior credit facility described below, which matures on August 22, 2011. We expect to reduce the size of or terminate the bridge facility following this offering.
(3)	On August 22, 2008, we entered into a $1.4 billion senior credit facility, which provides for term loans up to $420.5 million (the “term loan facility”) and revolving loans of up to $995.5 (the “revolving credit facility”). We may, at our option, so long as no default is continuing, increase the revolving credit facility from time to time by an aggregate amount of up to $1.1 billion for a total of $2.1 billion of revolving loans with only the consent of the agent and the lenders providing the additional funds. The senior credit facility matures on August 22, 2011. As of September 30, 2008, we had $420.5 million outstanding under the term loan facility, which bears interest equal to 3-month LIBOR plus 1.00%, reset quarterly, and no borrowings outstanding under the revolving credit facility. The revolving credit facility serves as a backstop for our commercial paper program.
(4)	Our $300.0 million floating rate notes due 2010 bear interest equal to 3-month LIBOR plus 0.65%, reset quarterly. The floating rate notes due 2010 mature August 6, 2010.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2003	2004	2005	2006	2007	2008
						(unaudited)
Ratio of Earnings to Fixed Charges(1)	73.84x	100.80x	153.09x	189.58x	105.93x	38.63x

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and “fixed charges” consist of interest incurred and the interest portion of rent expense.

DESCRIPTION OF THE NOTES

For the purposes of this section, references to “CME Group,” “we,” “us” and “our” are references to CME Group only and not to any of its subsidiaries. We will issue the notes under a senior debt indenture (the “Senior Indenture”) between us and U.S. Bank National Association, as Trustee (the “Trustee”), as supplemented by one or more supplemental indentures creating, and defining the terms of, the notes and the forms of notes attached thereto (the “Supplemental Indentures”). We refer to the Senior Indenture and the Supplemental Indentures collectively in this summary as the “Indenture.”

The following is a summary of particular terms of the Indenture and the notes offered hereby and supplements the description of the general terms and provisions of debt securities under the heading “Description of Debt Securities” in the accompanying prospectus. However, the following subsections under the heading “Description of Debt Securities” in the accompanying prospectus do not apply to the notes: “—Subordination,” “—Consolidation, Merger, Sale of Assets and Other Transactions,” “—Events of Default, Notice and Waiver,” and “—Global Debt Securities.”

The following summary does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the notes and the Indenture. We urge you to read the Indenture because it defines your rights. Certain terms used in this summary are defined in the accompanying prospectus, the notes or the Indenture; these terms have the meanings given to them in those documents. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the TIA. You may obtain copies of the Senior Indenture and the Supplemental Indentures from us upon request. See “Where You Can Find More Information” in this prospectus supplement.

General

We will issue the notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as Paying Agent and Security Registrar for the notes. The notes may be presented for registration of transfer and exchange at the offices of the Security Registrar. We may change any Paying Agent and Security Registrar without notice to holders of the notes (the “Holders”). We will pay principal (and premium, if any) on the notes at the Paying Agent’s corporate office in New York City. At our option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

We will issue $750,000,000 initial aggregate principal amount of the notes in this offering. The notes will mature on February 15, 2014.

We may redeem the notes in whole or in part at any time at the redemption prices described below under “—Optional Redemption.” Unless previously repurchased and cancelled or redeemed, we will repay the notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity.

If any interest payment date, redemption date, repurchase date or the scheduled maturity date with respect to the notes falls on a day which is not a business day, payment of interest, principal and premium, if any, with respect to the notes will be made on the next business day with the same force and effect as if made on the due date and no interest on such payment will accrue from and after the due date. For this purpose, “business day” means any weekday which is not a day on which banking institutions in New York City are authorized or obligated by law or regulation to close.

The notes will constitute a new series under the Indenture. We may from time to time without notice to, or the consent of, any Holder, create and issue additional series of notes under the Indenture. To the extent we do so, the separate series of notes will not vote together as a single series on any matters. We may also from time to time without notice to, or the consent of, any Holder, create and issue additional notes under the Indenture equal in rank and having the same terms as the notes offered hereby (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes and, in some circumstances, except for the first payment of interest following the issue date of such additional notes) so that the additional notes may be consolidated and form a single series with the notes offered hereby. We may issue additional notes to one or more investors at any time; provided that if we issue such additional notes later than 12 calendar days after the date of first issuance of the notes, such additional notes are priced with no more than “de minimis” original issue discount for U.S. federal income tax purposes.

The notes will not be guaranteed by any of our subsidiaries. The notes will not be entitled to the benefit of any mandatory sinking fund.

We will pay interest, principal and premium, if any, on the notes in U.S. dollars.

Interest

Interest on the notes will accrue at the rate of 5.75% per annum. Interest on the notes will be payable semiannually in arrears on February 15 and August 15 of each year, commencing on August 15, 2009, to the persons who are registered Holders of the notes at the close of business on the fifteenth day, whether or not a business day, immediately preceding the applicable Interest Payment Date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the issue date. Interest on the notes will be calculated on the basis of a 360-day year composed of twelve 30-day months. Dollar amounts due to each registered Holder of the notes resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

We will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue payments of the principal, purchase price and redemption price of the notes from time to time on demand at the rate then borne by such notes; and will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue installments of interest, if any (without regard to any applicable grace periods), on such notes from time to time on demand at the same rate to the extent lawful.

Ranking

The notes will be our unsecured senior obligations and will:

•	rank senior in right of payment to all of our existing and future subordinated indebtedness;

•

rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, including our $250.0 million floating rate notes due 2009, $300.0 million floating rate notes due 2010 and $750.0 million 5.40% notes due 2013 and all indebtedness under our Credit Facilities (as defined below) and our commercial paper program, which totaled approximately $1.4 billion as of September 30, 2008. As of September 30, 2008, approximately $1.0 billion remained undrawn and available under our Credit Facilities;

•	be effectively subordinated in right of payment to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness; and

•

be effectively subordinated in right of payment to all existing and future indebtedness, including guarantees, and other liabilities of our subsidiaries, including the Clearinghouse Facility (as defined below).

As of September 30, 2008, the notes would have been effectively subordinated to approximately $1.3 billion of liabilities of our subsidiaries, including trade payables but excluding $7.5 billion of clearing member cash performance bonds and security deposits held by our subsidiaries (for which our subsidiaries have an equal and offsetting asset) and $8.1 billion of deferred tax liabilities. The entire $600.0 million remains undrawn and available under the Clearinghouse Facility. Substantially all of our revenue is generated by, and substantially all of our assets are held by, our subsidiaries.

The Indenture and the notes do not limit the amount of indebtedness that may be incurred or the amount of securities that may be issued by us and our subsidiaries.

“Clearinghouse Facility” means the Credit Agreement dated as of October 10, 2008 among Chicago Mercantile Exchange Inc., each of the banks from time to time party thereto, the Bank of Montreal, as administrative agent, JP Morgan Chase Bank, N.A., as collateral agent, and BMO Capital Markets, as lead arranger, as amended, restated, supplemented, increased, extended, renewed, replaced, refinanced (with the same or other lenders) or otherwise modified from time to time.

“Credit Facilities” means (1) the $1.3 billion 364-day senior unsecured revolving loan facility with certain financial institutions and other persons party thereto as lenders and Bank of America, N.A., as agent for such lenders, entered into on August 22, 2008 and amended as of November 17, 2008 and (2) the $1.4 billion senior credit facility with certain financial institutions and other persons party thereto as lenders and Bank of America, N.A., as agent for such lenders, entered into on August 22, 2008, as amended, restated, supplemented, increased, extended, renewed, replaced, refinanced (with the same or other lenders) or otherwise modified from time to time.

Optional Redemption

The notes are redeemable at our option at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments on such notes discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate plus 50 basis points. Accrued interest will be paid to but excluding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer as having an actual or interpolated maturity comparable to the remaining term of the notes called for redemption, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of notes called for redemption.

“Comparable Treasury Price” means, with respect to any redemption date, the average, as determined by us, of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest Reference Treasury Dealer Quotation.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, UBS Securities LLC and two other primary U.S. Government securities dealers selected by us, and each of their respective successors. If any one shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of, and interest on, the notes called for redemption that would be due after the related redemption date but for that redemption. If that redemption date is not an Interest Payment Date with respect to the notes called for redemption, the amount of the next succeeding scheduled interest payment on such notes will be reduced by the amount of interest accrued to such redemption date.

We, or the Trustee on our behalf, will prepare and mail a notice of redemption to each Holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. On and after a redemption date, interest will cease to accrue on the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before a redemption date, we will deposit with a Paying Agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the Trustee pro rata or by lot or by a method the Trustee deems to be fair and appropriate.

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs with respect to the notes, unless we have exercised our right to redeem the notes as described under “—Optional Redemption,” we will be required to make an offer to repurchase all or, at the Holder’s option, any part (equal to $2,000 or any integral multiple of $1,000 in excess thereof) of each Holder’s notes pursuant to the offer described below (the “Change of Control Offer”).

In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event with respect to the notes or, at our option, prior to any Change of Control (as defined below) but after the public announcement of the transaction or transactions that constitutes or may constitute a Change of Control, we will be required to mail a notice to Holders of the notes, with a copy to the Trustee for the notes, describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by such notes and described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of such notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of such conflict.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The Paying Agent will be required to promptly mail, to each Holder who properly tendered notes, the purchase price for such notes, and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer. In the event that such third party terminates or defaults on its offer, we will be required to make a Change of Control Offer treating the date of such termination or default as though it were the date of the Change of Control Triggering Event. In addition, we will not purchase any notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a default in the payment of the Change of Control Payment.

For purposes of the Change of Control Offer provisions of the notes, the following terms will be applicable:

(i)	“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date during the period commencing upon the first public notice of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following public notice of the occurrence of the related Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Holders of the notes in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprising or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event);

(ii)	“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of us and our Subsidiaries taken as a whole to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”) other than us or one of our Subsidiaries; (2) the approval by the holders of our common stock of any plan or proposal for our liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or Group becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock; or (4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors;

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly owned Subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no Person or Group (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly of more than 50% of the Voting Stock of such holding company;

(iii)	“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event occurring in respect of that Change of Control;

(iv)	“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date of the issuance of the notes; or (2) was nominated for election, elected or appointed to our Board of Directors with the approval of a majority of the Continuing Directors who were members of our Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement issued by us in which such member was named as a nominee for election as a director);

(v)	“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us;

(vi)	“Moody’s” means Moody’s Investors Service, Inc.;

(vii)	“Person” means any individual, firm, corporation, partnership, association, joint venture, tribunal, trust, government or political subdivision or agency or instrumentality thereof, or any other entity or organization and includes a “person” as used in Section 13(d)(3) of the Exchange Act;

(viii)	“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, that we select (as certified by an executive officer of ours) as a replacement agency for Moody’s or S&P, or both of them, as the case may be;

(ix)	“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.; and

(x)	“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.

The definition of Change of Control includes a phrase relating to the sale, transfer, conveyance or other disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to purchase your notes as a result of the sale, transfer, conveyance or other disposition of less than all of our assets may be uncertain.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitations on Liens

We may not, and may not permit any of our Significant Subsidiaries (as defined below) to, create or permit to exist any Lien (as defined below) on any Principal Property (as defined below) of ours or any of our Significant Subsidiaries (or on any capital stock of a Significant Subsidiary), whether owned on the date of issuance of the notes or thereafter acquired, to secure any Indebtedness (as defined below), unless we contemporaneously secure the notes (together with, if CME Group so determines, any other Indebtedness of or guaranty by CME Group or such Significant Subsidiary then existing or thereafter created which is not subordinated to the notes) equally and ratably with (or, at CME Group’s option, prior to) that obligation.

“Lien” means any lien, mortgage, deed of trust, hypothecation, pledge, security interest, charge or encumbrance of any kind.

“Indebtedness” means any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of any notes, bonds, debentures or other instruments for money borrowed or any borrowed money or any liability under or in respect of any banker’s acceptance (other than a daylight overdraft).

We will not, however, be required to secure the notes if the Lien consists of Permitted Liens (as defined below).

Under the Indenture, “Permitted Liens” of any person are defined as:

(a) Liens imposed by law or any governmental authority for taxes, assessments, levies or charges that are not yet overdue by more than 60 days or are being contested in good faith (and, if necessary, by appropriate proceedings) or for commitments that have not been violated;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ and similar Liens imposed by law or which arise by operation of law and which are incurred in the ordinary course of business or where the validity or amount thereof is being contested in good faith (and, if necessary, by appropriate proceedings);

(c) Liens incurred or pledges or deposits made in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d) Liens incurred or pledges or deposits made to secure the performance of bids, trade contracts, tenders, leases, statutory obligations, surety, customs and appeal bonds, performance bonds, customer deposits and other obligations of a similar nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments that do not constitute an Event of Default under the Indenture;

(f) Liens securing Indebtedness incurred under the Clearinghouse Facility from time to time;

(g) Liens arising in connection with the operations of us or any Significant Subsidiary relating to clearing or settlement activities;

(h) Liens on (1) any property or asset prior to the acquisition thereof, provided that such Lien may only extend to such property or asset, or (2) property of a Significant Subsidiary where (A) such Significant Subsidiary becomes a Subsidiary after the date of this prospectus supplement, (B) the Lien exists at the time such Significant Subsidiary becomes a Subsidiary, (C) the Lien was not created in contemplation of such Significant Subsidiary becoming a Subsidiary, and (D) the principal amount secured by the Lien at the time such Significant Subsidiary becomes a Subsidiary is not subsequently increased or extended to any other assets other than those owned by the entity becoming a Subsidiary;

(i) any Lien existing on the date hereof;

(j) Liens upon fixed, capital, real and/or tangible personal property acquired after the date hereof (by purchase, construction, development, improvement, capital lease, Synthetic Lease or otherwise) by us or any Significant Subsidiary, each of which Liens was created for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction, development or improvement) of such property; provided that no such Lien shall extend to or cover any property other than the property so acquired and improvements thereon;

(k) Liens in favor of us or any Subsidiary;

(l) Liens arising from the sale of accounts receivable for which fair equivalent value is received;

(m) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any Liens referred to in the foregoing clauses (f), (g), (h), (i), (j), (k) and (l); provided that the principal amount of Indebtedness secured thereby and not otherwise authorized as a Permitted Lien shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement;

(n) Liens securing our obligations or those of any Subsidiary of ours in respect of any swap agreements entered into (1) in the ordinary course of business and for non-speculative purposes or (2) solely in order to serve as a clearinghouse in respect thereof;

(o) easements, zoning restrictions, minor title defects, irregularities or imperfections, restrictions on use, rights of way, leases, subleases and similar charges and other similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations (other than customary maintenance requirements) and which could not reasonably be expected to have a material adverse effect on the business or financial condition of CME Group and its Subsidiaries taken as a whole;

(p) Liens created in connection with any share repurchase program in favor of any broker, dealer, custodian, trustee and/or agent administering or effecting transactions pursuant to a share repurchase program;

(q) Liens on (1) the land, improvements, fixtures and three buildings located at 141 West Jackson Boulevard in Chicago, consisting of a total of approximately 1,500,000 square feet, and (2) the land, improvements, buildings and fixtures located at One North End Ave, New York, New York 10282; and

(r) Liens consisting of an agreement to sell, transfer or dispose of any asset or property (to the extent such sale, transfer or disposition is not prohibited by the subsection “—Limitations on Mergers and Other Transactions”).

“Principal Property” means the land, improvements, buildings and fixtures (including any leasehold interest therein) constituting a corporate office, facility or other capital asset within the United States (including its territories and possessions) which is owned or leased by us or any of our Significant Subsidiaries unless our Board of Directors has determined in good faith that such office or facility is not of material importance to the total business conducted by us and our Significant Subsidiaries taken as a whole. With respect to any Sale and Lease-Back Transaction (as defined below) or series of related Sale and Lease-Back Transactions, the determination of whether any property is a Principal Property shall be determined by reference to all properties affected by such transaction or series of transactions.

“Significant Subsidiary,” with respect to any person, means any Subsidiary of such person that satisfies the criteria for a “Significant Subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary” means any corporation, limited liability company or other similar type of business entity in which we and/or one or more of our Subsidiaries together own more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors or similar governing body of such corporation, limited liability company or other similar type of business entity, directly or indirectly.

“Synthetic Lease” means any tax retention or other synthetic lease which is treated as an operating lease under United States generally accepted accounting principles, but the liabilities under which are or would be characterized as indebtedness for tax purposes.

Limitation on Sale and Lease-Back Transactions

We will not, nor will we permit any of our Significant Subsidiaries to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than (x) any such Sale and Lease-Back Transaction with respect to (i) the land, improvements, fixtures and three buildings located at 141 West Jackson Boulevard in Chicago, consisting of a total of approximately 1,500,000 square feet, or (ii) the land, improvements, buildings and fixtures located at One North End Ave, New York, New York 10282, (y) any such Sale and Lease-Back Transaction involving a lease for a term of not more than three years or (z) any such Sale and Lease-Back Transaction between us and one of our Subsidiaries or between our Subsidiaries, unless: (a) we or such Significant Subsidiary would be entitled to incur Indebtedness secured by a lien on the Principal Property involved in such Sale and Lease-Back Transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the notes, pursuant to the covenant described above under the caption “—Limitations on Liens”; or (b) the proceeds of such Sale and Lease-Back Transaction are at least equal to the fair market value of the affected Principal Property (as determined in good faith by our Board of Directors) and we apply an amount equal to the net proceeds of such Sale and Lease-Back Transaction within 365 days of such Sale and Lease-Back Transaction to any (or a combination) of (i) the prepayment or retirement of the notes, (ii) the prepayment or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of other Indebtedness of us or of one of our Subsidiaries (other than Indebtedness that is subordinated to the notes or Indebtedness owed to us or one of our Subsidiaries) that matures more than 12 months after its creation or (iii) the purchase, construction, development, expansion or improvement of other comparable property.

“Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing by us or any of our Significant Subsidiaries of any Principal Property, whether now owned or hereafter acquired, which Principal Property has been or is to be sold or transferred by us or such Significant Subsidiary to such person.

“Attributable Debt” with regard to a Sale and Lease-Back Transaction with respect to any Principal Property means, at the time of determination, the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the securities of all series then outstanding under the Indenture) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of (x) the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but shall not include any rent that would be required to be paid under such lease subsequent to the first date upon which it may be so terminated) or (y) the net amount determined assuming no such termination.

Excepted Indebtedness

Notwithstanding the limitations on Liens and Sale and Lease-Back Transactions described above, and without limiting our or any Significant Subsidiary’s ability to issue, incur, create, assume or guarantee Indebtedness secured by Permitted Liens, we and any Significant Subsidiary will be permitted to incur Indebtedness secured by a Lien or may enter into a Sale and Lease-Back Transaction, in either case, without regard to the restrictions contained in the preceding two sections entitled “Limitations on Liens” and “Limitations on Sale and Lease-Back Transactions,” if at the time the Indebtedness is incurred and after giving effect to this Indebtedness and to the retirement of Indebtedness which is concurrently being retired, the sum of (a) the aggregate principal amount of all Indebtedness secured by Liens other than Permitted Liens, and (b) the Attributable Debt of all our Sale and Lease-Back Transactions not otherwise permitted by the provisions described under “Limitations on Sale and Lease-Back Transactions,” does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

“Consolidated Net Tangible Assets” means, at any date, the aggregate amount of assets (less applicable reserves) of CME Group and its Significant Subsidiaries after deducting therefrom (a) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangibles and (b) all current liabilities (excluding any current liabilities for money borrowed having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower), all as reflected in CME Group’s most recent consolidated balance sheet as at the end of our fiscal quarter ending not more than 135 days prior to such date, prepared in accordance with United States generally accepted accounting principles.

Limitation on Mergers and Other Transactions

We are generally permitted to consolidate or amalgamate with or merge into any person. We are also permitted to convey, transfer or lease all or substantially all of our assets to any person. However, we may not take any of these actions unless both of the following conditions are met:

•	the successor company (if any), if other than the CME Group, is organized under the laws of any U.S. jurisdiction and it expressly assumes our obligations on the notes; and

•

immediately after giving effect to the transaction, no Event of Default (as defined below) (and no event which, after notice or lapse of time or both, would become an Event of Default) shall have happened and be continuing.

Upon compliance with these provisions by a successor company in connection with a consolidation with or merger of us into, or conveyance, transfer or lease to, such successor corporation, we (except in the case of a lease) would be relieved of our obligations under the Indenture and the notes. Notwithstanding the foregoing clauses, we may merge or consolidate any wholly owned Significant Subsidiary into or with us or any other direct or indirect wholly owned Significant Subsidiary of ours.

Reports to Holders

The Indenture provides that any document or report that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after such document or report is filed with the SEC. The Indenture provides further that any document or report that we have filed with the SEC and that is publicly accessible on the SEC’s EDGAR system will be deemed filed with the Trustee for purposes of this provision.

Events of Default

The following events will be defined in the Indenture as “Events of Default” with respect to the notes:

(1) the failure to pay interest on any note when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal (or premium, if any) of any note, when such principal becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer);

(3) a default in the performance or breach of any covenant or warranty contained in the Indenture (other than a covenant or warranty a default in the performance or the breach of which is dealt with elsewhere in the Indenture or which is expressly included in the Indenture solely for the benefit of a particular series of debt instruments other than the notes) which default continues for a period of 60 days after we receive written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes;

(4) a default on any Indebtedness of ours or of a Significant Subsidiary having an aggregate amount of at least $150,000,000 constituting a default either (a) of payment of principal when due and payable (whether at scheduled maturity, required prepayment, acceleration, demand or otherwise) or (b) which results in acceleration of the indebtedness, and in each case after we have been notified of the default by the Trustee or Holders of 25% in principal amount of the notes we do not cure the default within 30 days;

(5) one or more judgments for the payment of money in an aggregate amount in excess of $100,000,000 above available insurance or indemnity coverage shall be rendered against us or any Significant Subsidiary and the same shall remain undischarged for a period of 45 consecutive days during which execution shall not be effectively stayed, but only if such judgment is an event of default at that time under any of our Credit Facilities or any credit facility that we enter into to replace a Credit Facility at its maturity or otherwise; and

(6) certain events of bankruptcy, insolvency or reorganization affecting us or our Significant Subsidiaries.

If an Event of Default specified in clause (6) above occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the notes.

If an Event of Default (other than an Event of Default specified in clause (6)) shall occur and be continuing, the Trustee or the Holders of at least 25% of the principal amount of the notes may declare the principal of and premium, if any, and accrued interest on all notes to be due and payable by notice in writing to us and the Trustee.

The Indenture will provide that at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the notes, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences if:

(1) we have paid or deposited with the Trustee a sum sufficient to pay

(a)	all overdue interest on the notes,

(b)	the principal of (and premium, if any, on) the notes which have become due otherwise than by such declaration of acceleration and any interest thereon, and

(c)	all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2) all Events of Default, other than the non-payment of the principal, premium, if any, and accrued interest which have become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Satisfaction and Discharge, Defeasance and Covenant Defeasance

The Indenture permits the defeasance, covenant defeasance and discharge of the Indenture with respect to debt securities upon the satisfaction of the conditions described under “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus. The notes are subject to these defeasance, covenant defeasance and discharge provisions.

Modification of the Indenture and Waiver of Rights of Holders

Under certain circumstances, we can make changes to the Indenture and the notes. Some types of changes require the approval of each affected Holder, some require approval by a vote of a majority of the Holders of the notes, and some changes do not require any approval at all.

Changes Requiring Your Approval

First, there are changes that cannot be made to the notes without the specific approval of each Holder of notes. These include changes that:

(1) reduce the percentage of Holders of notes who must consent to a waiver or amendment of the Indenture;

(2) reduce the rate of interest on any note or change the time for payment of interest;

(3) reduce the principal or premium, if any, due on the notes or change the stated maturity date of the notes;

(4) change the place or currency of payment on a note;

(5) change the right of Holders of notes to waive an existing default by majority vote;

(6) modify the provisions of the Indenture with respect to the ranking of the notes in a manner adverse to you;

(7) modify the redemption provisions of the notes in a manner adverse to you;

(8) impair the right of Holders of notes to sue for payment; or

(9) make any change to this list of changes that requires the specific approval of each Holder of notes.

Changes Requiring a Majority Vote

The second type of change to the Indenture and the notes requires a vote in favor by Holders owning a majority of the principal amount of the notes. Most changes fall into this category, except for clarifying changes and certain other specified changes that would not adversely affect Holders of the notes in any material respect. A majority vote is required to waive any past default, except a failure to pay principal or interest and default in certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holder of each affected note.

Changes Not Requiring Approval

The third type of change does not require any vote by you as holders of outstanding notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding notes in any material respect.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default of which a responsible officer of the Trustee shall have actual knowledge, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default of which a responsible officer of the Trustee shall have actual knowledge, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of its own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of us, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

As of the date of this prospectus supplement, U.S. Bank National Association is a lender under the Clearinghouse Facility. We may have other customary banking and trust relationships with U.S. Bank National Association from time to time.

Book-Entry Delivery and Settlement

We will issue the notes in the form of one or more permanent global securities in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, and will remain in the custody of the Trustee in accordance with the FAST Balance Certificate Agreement between DTC and the Trustee.

DTC has advised us that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act;

•

DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•

Direct participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and other organizations and include Euroclear Bank S.A./ N.V., as operator of Euroclear System, and Clearstream Banking, societe anonyme;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc.;

•

Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we, the underwriters nor the Trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

Upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

•

Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global security for all purposes under the Indenture and under the notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or Holders under the Indenture or under the notes, and may not be entitled to give the Trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Indenture or the global security.

Neither we nor the Trustee will have any responsibility or liability for any aspect of DTC’s records relating to the notes or relating to payments made by DTC on account of the notes, or any responsibility to maintain, supervise or review any of DTC’s records relating to the notes.

We will make payments on the notes represented by the global securities to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

Investors may hold interests in the notes outside the United States through Euroclear or Clearstream if they are participants in those systems, or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. At the present time J.P. Morgan Chase Bank, National Association will act as U.S. depositary for Euroclear, and Citibank, National Association will act as U.S. depositary for Clearstream. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

The following is based on information furnished by Euroclear or Clearstream, as the case may be.

Euroclear has advised us that:

•

It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

•	Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

•

Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”);

•

The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of the notes;

•	Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

•

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”);

•

The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants; and

•

Distributions with respect to securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearstream has advised us that:

•

It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

•

Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

•	As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

•

Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of the notes;

•

Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly; and

•

Distributions with respect to securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

We have provided the following descriptions of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, the underwriters nor the Trustee take any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other hand, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities. In addition, we may at any time request that the notes no longer be represented by global securities. In such event, DTC will notify the participants of our request, but definitive securities will only be issued if so requested by the participants. In either instance, an owner of a beneficial interest in the global securities will be entitled to have notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in the definitive form will be issued in minimum denominations of $2,000 and multiples of $1,000, and will be issued in registered form only, without coupons.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	An Event of Default has occurred and is continuing; or

•	We decide not to have the notes represented by global securities.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain United States federal income tax consequences of the purchase, ownership and disposition of the notes. This summary:

•

is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations issued under the Code, judicial decisions and administrative pronouncements as of the date of this supplement, all of which are subject to different interpretation or to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described in this prospectus supplement;

•

addresses only tax consequences to investors that purchase the notes upon their original issuance for cash at their initial offering price, and hold the notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes);

•	does not discuss all of the tax consequences that may be relevant to particular investors in light of their particular circumstances (such as the application of the alternative minimum tax);

•

does not discuss all of the tax consequences that may be relevant to investors that are subject to special treatment under the United States federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, dealers in securities or currencies, holders whose functional currency for tax purposes is not the United States dollar, persons holding the notes as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, former United States citizens, or traders in securities that have elected to use a mark-to-market method of accounting for their securities holdings);

•

does not discuss the effect of other United States federal tax laws (such as estate and gift tax laws) except to the limited extent specifically indicated below, and does not discuss any state, local or foreign tax laws; and

•

does not discuss the tax consequences to a person holding notes through a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes), except to the limited extent specifically indicated below.

We have not sought and will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any matters discussed in this section, and we cannot assure you that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes, or that any such position would not be sustained.

If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This supplement does not discuss rules applicable to partnerships. If you are a partnership or a partner in a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership or disposition of the notes.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situation and the application of any other United States federal as well as state or local or foreign tax laws and tax treaties, including gift and estate tax laws.

Certain United States Federal Income Tax Consequences To U.S. Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “U.S. Holder.” For purposes of this summary, “U.S. Holder” means a beneficial owner of a note or notes that is for United States federal income tax purposes:

•

an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States, who meets the “substantial presence” test under Section 7701(b) of the Code, or who makes an election to be treated as a resident under certain circumstances;

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States (or any state thereof or the District of Columbia);

•	an estate whose net income is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (ii) such trust was in existence on August 20, 1996 and has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Under the “substantial presence” test referred to above, an individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

Treatment of Interest and Original Issue Discount

In general, and subject to the discussion below, payments of stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received in accordance with the U.S. Holder’s method of tax accounting.

Notes may be issued with original issue discount (“OID”) if the “stated redemption price at maturity” of a note exceeds its “issue price” by more than a statutory minimum amount, or if a note has specified interest payment characteristics such as interest payable less frequently than annually, interest holidays, interest payable in additional notes, specified stepped interest rates, or specified rates based on multiple indices. The issue price of a note will be the first price at which a substantial amount of an offering of notes is sold for money, other than to an underwriter, placement agent or wholesaler. The stated redemption price at maturity of a note is the sum of all payments provided by the note other than “qualified stated interest payments.” The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at least annually at a single fixed rate.

If a note is issued with original issue discount, a U.S. holder of the note will generally be required to include original issue discount in gross income as ordinary interest income for United States federal income tax purposes in advance of the receipt of the cash payment to which such income is attributable. The amount of original issue discount to be included in income in any tax period will be determined using a constant yield to maturity method, which will result in a greater portion of discount being included in income in the later part of the term of the note. Any amounts included in income as original issue discount will increase a U.S. holder’s adjusted tax basis in the note.

Unless the term sheet relating to the notes states otherwise, and subject to the discussion below under “—Special Rules for Short-Term Debt Instruments,” the notes will not be issued with OID.

Special Rules for Short-Term Debt Instruments

A “short-term debt instrument” is a note that has a maturity of not more than one year from the date of issuance. As described above, the Notes may have special redemption features. These features may affect the determination of whether a note has a maturity of not more than one year and thus is a short-term debt instrument. The rules set forth above will generally apply to short-term debt instruments, but with certain modifications. The term sheet relating to the notes will indicate if any notes are subject to these rules.

First, none of the interest on a short-term debt instrument is treated as qualified stated interest but instead is treated as part of the short-term debt instrument’s stated redemption price at maturity, thereby giving rise to OID. OID will be treated as accruing on a short-term debt instrument ratably, or at the election of a United States holder, under a constant yield method. Second, a U.S. Holder of a short-term debt instrument that uses the cash method of tax accounting, and is not a bank, securities dealer, regulated investment company or common trust fund, and does not identify the note as part of a hedging transaction, will generally not be required to include OID in respect of the short-term debt instrument in income on a current basis. Such a U.S. Holder may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such short-term debt instrument until the maturity of the short-term debt instrument or its earlier disposition in a taxable transaction. In addition, such a U.S. Holder will be required to treat any gain realized on a disposition of the short-term debt instrument as ordinary income to the extent of the holder’s accrued OID on the short-term debt instrument, and short-term capital gain to the extent the gain exceeds accrued OID. A U.S. Holder of a short-term debt instrument using the cash method of tax accounting may, however, elect to accrue OID into income on a current basis. In such case, the limitation on the deductibility of interest described above will not apply. A U.S. Holder using the accrual method of tax accounting and certain cash method holders (including banks, securities dealers, regulated investment companies and common trust funds) generally will be required to include OID on a short-term debt instrument in income on a current basis. Third, any U.S. Holder of a short-term debt instrument, whether using the cash or accrual method of tax accounting, can elect to accrue the acquisition discount, if any, on the note on a current basis. If such an election is made, the OID rules will not apply to the note. Acquisition discount is the excess of the debt security’s stated redemption price at maturity over the holder’s purchase price for the short-term debt instrument. Acquisition discount will be treated as accruing ratably or, at the election of the United States holder, under a constant-yield method based on daily compounding.

Treatment of Dispositions of Notes

Subject to the foregoing discussion of short-term debt instruments, upon the sale, exchange, retirement, or other taxable disposition (collectively, a “disposition”) of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will generally be taxable to that U.S. Holder as ordinary interest income at that time if not previously included in the U.S. Holder’s income) and the U.S. Holder’s adjusted tax basis in such note. A U.S. Holder’s adjusted tax basis in a note will be, in general, the cost of the note to the U.S. Holder, increased by any original issue discount included in income and decreased by the amount of any payments other than “qualified stated interest” received with respect to the note. Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Otherwise, such gain or loss generally will be short-term capital gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally is eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to limitations.

Certain United States Federal Tax Consequences to Non-U.S. Holders

The following is a summary of the United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “Non-U.S. Holder.” For purposes of this summary, “Non-U.S. Holder” means a beneficial owner of a note or notes, other than a partnership (or an entity or arrangement classified as a partnership for United States federal income tax purposes), who is not a U.S. Holder.

Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including “controlled foreign corporations” and “passive foreign investment companies.” Such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Treatment of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to United States federal income or withholding tax in respect of interest income (including any original issue discount) on the notes if the interest income qualifies for the “portfolio interest exception.” Interest income will qualify for the “portfolio interest exception” if each of the following requirements is satisfied:

•	the interest is not effectively connected with the conduct of a trade or business in the United States;

•	the Non-U.S. Holder appropriately certifies its status as a non-United States person (as described below);

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us through stock ownership; and

•	the Non-U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business.

The certification requirement referred to above generally will be satisfied if the Non-U.S. Holder provides us or our paying agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person (within the meaning of the Code). If the Non-U.S. Holder holds its notes through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to that agent, and that agent will then be required to provide appropriate documentation to us or our paying agent (either directly or through other intermediaries). For payments made to foreign partnerships and certain other pass-through entities, the certification requirement will generally apply to the partners or other interest holders rather than the partnership or other pass-through entity. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder. Prospective Non-U.S. Holders should consult their tax advisors regarding this certification requirement, and alternative methods for satisfying the certification requirement.

If the requirements of the “portfolio interest exception” are not satisfied with respect to a Non-U.S. Holder, payments of interest to that Non-U.S. Holder will be subject to a 30% United States withholding tax, unless another exemption or a reduced withholding rate applies. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form) claiming the benefit of the applicable tax treaty. Alternatively, an exemption applies to the 30% United States withholding tax if the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly executed IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to United States federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, such a Non-U.S. Holder that is a corporation may be subject to a branch profits tax with respect to any such United States trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of Dispositions of Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain realized upon the disposition of a note unless:

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange, retirement or other disposition of the notes) exceed capital losses allocable to United States sources. If the second exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

United States Information Reporting Requirements and Backup Withholding Tax

U.S. Holders

We, or if a U.S. Holder holds notes through a broker or other securities intermediary, the intermediary, may be required to file information returns with respect to payments made to the U.S. Holder of interest, and, in some cases, disposition proceeds on the notes.

In addition, U.S. Holders may be subject to backup withholding at a current rate of 28% on those payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, fail to properly report in full their dividend and interest income, or otherwise fail to comply with the applicable requirements of backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability (or refund) provided the required information is timely furnished to the IRS. Prospective U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

Non-U.S. Holders

United States federal income tax rules concerning information reporting and backup withholding applicable to Non-U.S. Holders are as follows:

•

Interest payments received by a Non-U.S. Holder will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest” exception, where the non-U.S. Holder satisfies the certification requirements described under “—Certain United States Federal Tax Consequences to Non-U.S. Holders—Treatment of Interest” above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the Non-U.S. Holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax; and

•

Sale proceeds received by a Non-U.S. Holder on a sale of notes through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption or does not provide the certification described under “—Certain United States Federal Tax Consequences to Non-U.S. Holders—Treatment of Interest” above. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if a Non-U.S. Holder uses the foreign office of a broker that has certain connections to the United States.

Prospective Non-U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

THE UNITED STATES FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY, IS NOT TAX ADVICE AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS (AND ANY PROPOSED CHANGES IN APPLICABLE LAW).

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code impose certain requirements on (a) “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) “plans” to which Section 4975 of the Code applies, including individual retirement accounts or Keogh plans, (c) entities whose underlying assets could be deemed to include “plan assets” by reason of the investment by an “employee benefit plan” or other “plan” in the entity within the meaning of 29 C.F.R. Section 2510.3-101 (as modified by Section 3(42) of ERISA), (each of (a), (b) and (c), “Plan”). In addition, although not subject to Section 406 of ERISA or Section 4975 of the Code, certain governmental plans, church plans or non-U.S. plans may be subject to federal, state or local law that is similar to Title I of ERISA or Section 4975 of the Code (“Similar Laws”).

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” under ERISA or “disqualified persons” under the Code) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. A fiduciary of a Plan that engages in a prohibited transaction may also be subject to penalties and liabilities under ERISA and the Code.

CME Group and its direct and indirect subsidiaries may be considered “parties in interest” and “disqualified persons” to a large number of Plans. A purchase of offered notes by any such Plan could result in a prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code between the Plan and CME Group. In light of the foregoing, Plans and plans covered by Similar Laws should not purchase or hold any notes unless a statutory or administrative exemption is applicable to the transaction. Each purchaser of a note shall be deemed to have represented at the time of such purchase and while such purchasers holds the note that either it is not a Plan or subject to Similar Laws or that its acquisition, holding and sale by it of the note is exempt from the prohibited transaction provisions of ERISA or the applicable provisions of Similar Law.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement among us and Banc of America Securities LLC, UBS Securities LLC, Barclays Capital Inc. and Lloyds TSB Bank plc as representatives of each of the underwriters named below, dated as of February 4, 2009, we have agreed to sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$167,325,000
UBS Securities LLC	167,325,000
Barclays Capital Inc.	86,550,000
Lloyds TSB Bank plc	115,350,000
BMO Capital Markets Corp.	86,550,000
Mitsubishi UFJ Securities International plc	86,550,000
Scotia Capital (USA) Inc.	28,875,000
PNC Capital Markets LLC	11,550,000

Total	$750,000,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes being sold if any of the notes being sold are purchased. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The notes are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement, and may offer the notes to certain dealers at such price less a concession not in excess of 0.275% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a discount not to exceed 0.250% of the principal amount of the notes to other dealers. After the initial offering of the notes, the public offering price, concession and discount may be changed.

We estimate that the expenses of the offering, exclusive of the underwriting discount, will be approximately $1.1 million. The expenses of the offering will be payable by us.

We expect that delivery of the notes will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that there will be a liquid trading market for the notes or that an active public market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. To the extent any underwriter that is a foreign non-member broker or dealer which is not eligible for membership in a U.S. registered securities association which has agreed that in making any sales to purchasers within the United States it will conform to the provisions of NASD Conduct Rules 2420(a) and (b), 2730, 2740 and 2750 administered by the Financial Industry Regulatory Authority (“FINRA”) to the same extent as though it were a member of FINRA.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Some of the Underwriters or their affiliates also own memberships on, and are subject to regulation by, CME, CBOT and NYMEX.

Selling Restrictions

The underwriters have represented and agreed that they have not and will not offer, sell, or deliver the notes, directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the notes, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

Each underwriter has represented to us and agreed with us that it has not made and will not make an offer of the notes to the public in any member state of the European Economic Area which has implemented the Prospectus Directive (a “Relevant Member State”) from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, an underwriter may make an offer of the notes to the public in that Relevant Member State at any time on or after the Relevant Implementation Date to:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of the above information, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented to us and agreed with us that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and, accordingly, each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese person, or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese person except in circumstances which will result in compliance with the Financial Instruments and Exchange Law and all other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese person” means any person who is a resident of Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and the attached prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the attached prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

then securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust may not be transferred for six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor, under Section 274 of the SFA, to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to Section 275 of the SFA and in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

The People’s Republic of China

This prospectus supplement and attached prospectus have not been filed with or approved by the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether a public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People’s Republic of China. This prospectus supplement and attached prospectus shall not be delivered to any party who is not an intended recipient and shall not be distributed to the general public if used within the People’s Republic of China, and the notes so offered herein cannot be sold to anyone that is not a qualified purchaser of the People’s Republic of China.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters relating to the notes will be passed upon for the underwriters by Cleary Gottlieb Steen  & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of CME Group Inc. and subsidiaries as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 incorporated herein by reference to CME Group Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein), and CME Group Inc.’s effectiveness of internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of NYMEX Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been incorporated by reference herein from CME Group Inc.’s Current Report on Form 8-K (filed August 1, 2008) in reliance upon the report of KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CBOT Holdings, Inc. for the year ended December 31, 2006 incorporated in this prospectus supplement and the accompanying prospectus by reference from CME Group Inc.’s Current Report on Form 8-K (filed August 1, 2008) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expressed an unqualified opinion and includes an explanatory paragraph related to the adoption Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106, 132(R)) which is incorporated herein by reference. Such consolidated statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Debt Securities

Class A Common Stock

Preferred Stock

Warrants

From time to time, we may offer debt securities, Class A common stock, preferred stock or warrants.

We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

We may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements and other offering material. We may also sell securities directly to investors.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the related offering.

Our Class A common stock is listed on the New York Stock Exchange and The Nasdaq National Market, Inc. under the symbol “CME.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of any of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 17, 2006.

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, in this prospectus we refer to Chicago Mercantile Exchange Holdings Inc. as “CME Holdings” and to Chicago Mercantile Exchange Inc., a wholly owned subsidiary of CME Holdings, as “CME.” The terms “we,” “us” and “our” refer to CME Holdings and its consolidated subsidiaries.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of debt securities, Class A common stock, preferred stock and warrants, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time that securities are sold, a prospectus supplement containing specific information about the terms of that offering, including the securities offered, will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. Statements contained in this prospectus and any accompanying prospectus supplement or other offering material about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information in this prospectus is accurate only as of the date of this prospectus. Our principal executive offices are located at 20 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is 312-930-1000.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy and information statements and other materials with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains the reports, proxy and information statements and other materials that are filed with, or furnished to, the SEC. This website can be accessed at http://www.sec.gov. Our reports, proxy statements and other materials can be located by reference to file number 001-31553 and 000-33379.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “CME.” Our reports, proxy and information statements and other materials also can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our Internet website, which can be accessed at http://www.cme.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our Internet website is not incorporated into this prospectus, any accompanying prospectus supplement or our other securities filings and is not a part of these filings.

INCORPORATION BY REFERENCE

The SEC’s rules allow “incorporation by reference” into this prospectus of information contained in documents that we file with the SEC. This permits us to disclose important information to you by referring you to those filed documents. Any information incorporated by reference is an important part of this prospectus, and any information that we file with the SEC and incorporate herein by reference subsequent to the date of this prospectus will be deemed automatically to update and supersede this information. The following documents previously filed with the SEC are incorporated herein by reference:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including portions of our 2005 Annual Report to Shareholders and definitive Proxy Statement for the 2006 Annual Meeting of Shareholders incorporated therein by reference.

•	Our Current Report on Form 8-K filed with the SEC on February 8, 2006.

•	Our definitive Proxy Statement for the 2006 Annual Meeting of Shareholders.

•

The description of our Class A Common stock contained in the prospectus included in our Registration Statement on Form S-1 (File No. 333-90106), as amended, which description is incorporated by reference in our Registration Statement on Form 8-A filed with the SEC on November 29, 2002 (File No. 001-31553), including any amendments or reports filed with the SEC for the purpose of updating such description.

•

The description of our Rights Agreement and Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on December 4, 2001 (File No. 000-33379), as amended, including any amendments or reports filed with the SEC for the purpose of updating such description.

Whenever after the date of this prospectus, and before the termination of the offering of the securities made under this prospectus, we file reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, those reports and documents will be deemed to be incorporated by reference into this prospectus from the time they are filed. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise. Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibit to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. Requests should be directed to the following address:

Chicago Mercantile Exchange Holdings Inc.

20 S. Wacker Dr.

Chicago, IL 60606

Tel: (800) 331-3332

Attention: Investor Relations

FORWARD-LOOKING STATEMENTS

From time to time, in this prospectus and the documents we incorporate by reference in this prospectus, as well as in other written reports and oral statements, we discuss our expectations regarding our future performance. Statements and financial discussion and analysis contained herein and in the documents incorporated by reference herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “anticipate,” “could,” “estimate,” “intend,” “may,” “plan,” “expect” and similar expressions, including references to assumptions. These forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. Among the factors that might affect our performance are:

•	increasing competition by foreign and domestic competitors, including new entrants into our markets;

•	our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers;

•

our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services;

•	our ability to adjust our fixed costs and expenses if our revenues decline;

•	our ability to continue to realize the benefits of our transaction processing agreement with the Chicago Board of Trade;

•	our ability to maintain existing customers and attract new ones;

•	our ability to expand and offer our products in foreign jurisdictions;

•	changes in domestic and foreign regulations;

•	changes in government policy, including policies relating to common or directed clearing;

•	the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others;

•	our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading;

•

changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure;

•	the ability of our financial safeguards package to adequately protect us from the credit risks of our clearing members;

•	changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets;

•	economic, political and market conditions;

•	our ability to accommodate increases in trading volume without failure or degradation of performance of our systems;

•	our ability to execute our growth strategy and maintain our growth effectively;

•	our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy;

•	industry and customer consolidation;

•	decreases in trading and clearing activity;

•	the imposition of a transaction tax on futures and options on futures transactions;

•	seasonality of the futures business; and

•	other risks detailed in our filings with the SEC.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus and in the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statements and by the risk factors included in the documents we incorporate by reference. Except as required by law, rule or regulation, we undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

We are the largest futures exchange in the United States for the trading of futures contracts and options on futures contracts, often called derivatives, as measured by 2005 annual trading volume. As an international marketplace, our exchange brings together buyers and sellers on our CME® Globex® electronic trading platform and on our trading floors. We offer futures and options on futures, primarily in interest rates, equities, foreign exchange and commodities. Our principal executive offices are located at 20 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is 312-930-1000.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering material, we will use the net proceeds from the sale of the securities described in this prospectus for general corporate purposes. We may temporarily invest the net proceeds or use them to repay short term debt until they are used for their stated purpose.

DESCRIPTION OF DEBT SECURITIES

Senior and Subordinated Debt Securities

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture, each entered into between us and U.S. Bank National Association, as trustee.

This prospectus sometimes refers to the senior indenture and the subordinated indenture collectively as the indentures. The forms of indentures have been filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time as permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of CME Holdings. The senior debt securities will rank equally with any of our other unsecured senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior debt, as defined, and described more fully, under “–Subordination,” to the extent and in the manner set forth in the subordinated indenture.

The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture and will be equal in ranking.

In the event that our secured creditors, if any, exercise their rights with respect to our assets pledged to them, our secured creditors would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other creditors, including the holders of debt securities of any series.

CME Holdings’ subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities of any series or to make any funds available to CME Holdings, whether by dividend, loan or other payment, unless such subsidiaries guarantee the debt securities issued by CME Holdings. Therefore, without such guarantees, the assets of CME Holdings’ subsidiaries will be subject to the prior claims of all creditors, including the lenders under CME’s secured committed line of credit and trade creditors of our subsidiaries. The payment of dividends or the making of loans or advances to CME Holdings by its subsidiaries may be subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

Prospectus Supplement

Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

•	the title of the debt securities and whether they are senior debt securities or subordinated debt securities;

•	any limit on the aggregate principal amount of debt securities of such series;

•	the purchase price for the debt securities and the denominations of the debt securities, if other than denominations of $1,000 or any integral multiple of $1,000;

•	the date or dates upon which the debt securities are payable and whether the stated maturity date may be extended or the method used to determine or extend those dates;

•	the rate or rates at which the debt securities of the series shall bear interest, if any, which may be fixed or variable, or the method by which such rate or rates shall be determined;

•	the basis for calculating interest if other than a 360-day year of twelve 30-day months;

•	the date or dates from which any interest will accrue or the method by which such date or dates will be determined;

•

the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date, or the method by which such date or dates shall be determined;

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period;

•	any provisions that would determine payments on the debt securities by reference to any index, formula or other method, and the manner of determining the amount of such payments;

•

the place or places where payments on the debt securities will be payable, where any securities may be surrendered for registration of transfer, exchange or conversion, as applicable, and notices and demands may be delivered to or upon us pursuant to the applicable indenture;

•	the rate or rates of amortization of the debt securities, if any;

•

our obligation or discretion, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which, the price or prices at which and the other terms and conditions upon which any debt securities of such series shall be redeemed, in whole or in part, pursuant to such obligation;

•	the terms and conditions, if any, regarding the mandatory conversion or exchange of debt securities;

•

the period or periods within which, the price or prices at which, and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at our option and, if other than by a board resolution, the manner in which any election by us to redeem the debt securities shall be evidenced;

•	any restriction or condition on the transferability of the debt securities of a particular series;

•

the portion, or methods of determining the portion, of the principal amount of the debt securities which we must pay upon the acceleration of the maturity of the debt securities in connection with an event of default, as defined below, if other than the full principal amount;

•

the currency or currencies in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable or a description of any units based on or relating to a currency or currencies in which the debt securities will be denominated;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

•

any deletions from or modifications or additions to the events of default or our covenants with respect to the applicable series of debt securities, and any provision for the suspension of certain covenants based on credit ratings or other criteria applicable to us or securities issued by us;

•	the application, if any, of the terms of the applicable indenture relating to defeasance and covenant defeasance, which terms are described below, to the debt securities;

•	the terms, if any, upon which the holders may convert or exchange the debt securities into or for our common stock, preferred stock or other securities or property;

•	whether we are issuing the debt securities in whole or in part in global form;

•	the depositary for global or certificated debt securities;

•	the names of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities;

•

to whom any interest on any debt security shall be payable, if other than the person in whose name the security is registered on the record date for such interest, and the extent to which, or the manner in which, any interest payable on a temporary global debt security will be paid if other than in the manner provided in the applicable indenture;

•

if the principal amount payable at the stated maturity of any debt security of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such debt securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

•

whether, under what circumstances and the currency in which we will pay any additional amounts on the debt securities as contemplated in the applicable indenture in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts (and the terms of any such option);

•	whether and the extent to which the debt securities are entitled to the benefits of any guarantees by any of our subsidiaries or any other form of guarantee;

•	whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities; and

•	any other specific terms of the debt securities not inconsistent with the indenture.

Unless otherwise specified in a prospectus supplement, the debt securities will not be listed on any securities exchange and will be issued in fully-registered form without coupons.

Holders of the debt securities may present their securities for exchange and may present registered debt securities for transfer in the manner described in the applicable prospectus supplement. Except as limited by the applicable indenture, we will provide these services without charge, other than any tax or other governmental charge payable in connection with the exchange or transfer.

Debt securities may bear interest at a fixed rate or a variable rate, as specified in the prospectus supplement. In addition, if specified in the prospectus supplement, we may sell debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate, or at a discount below their stated principal amount. We will describe in the prospectus supplement any special federal income tax considerations applicable to these discounted debt securities.

Subordination

The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to any existing senior debt of CME Holdings.

Under the subordinated indenture, senior debt means all amounts due on obligations in connection with any of the following, whether outstanding at the date of execution of the subordinated indenture or thereafter incurred or created:

•	the principal of (and premium, if any) and interest due on our indebtedness for borrowed money and indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by us;

•	any of our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

•	all of our obligations for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•

all of our obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the types referred to above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

•	all obligations of the types referred to above of other persons secured by any lien on any property or asset of ours (whether or not such obligation is assumed by us).

However, senior debt does not include:

•

any indebtedness which, by its terms or the terms of the instrument creating or evidencing it, expressly provides that it has a subordinate or equal right of payment with the subordinated debt securities;

•	indebtedness incurred in the form of trade accounts payable or accrued liabilities arising in the ordinary course of business;

•	any indebtedness of CME Holdings to any of its subsidiaries;

•	any liability for federal, state, local or other taxes owed or owing by us; and

•	the portion of indebtedness we may incur in violation of the subordinated indenture.

Senior debt shall continue to be senior debt and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior debt.

Unless otherwise noted in the prospectus supplement, if we default in the payment of any principal of (or premium, if any) or interest on any senior debt when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, we will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other requisition of any of the subordinated debt securities.

In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on the senior debt, including amounts due on acceleration, before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.

If any of the following events occurs, we will pay in full all senior debt before we make any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

•	any dissolution or winding-up or liquidation or reorganization of CME Holdings, whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

•	any general assignment by us for the benefit of creditors; or

•	any other marshaling of our assets or liabilities.

In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of senior debt in accordance with the priorities then existing among such holders until all senior debt has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the subordinated indenture and before all the senior debt has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the senior debt at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all senior debt remaining unpaid to the extent necessary to pay all such senior debt in full.

The subordinated indenture does not limit the issuance of additional senior debt.

Restrictive and Maintenance Covenants

We will describe any restrictive and maintenance covenants, including restrictions on any subsidiary, for any series of debt securities in the prospectus supplement and/or other offering material for each offering of such debt securities.

Consolidation, Merger, Sale of Assets and Other Transactions

Unless otherwise noted in a prospectus supplement, we will not (1) merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to, any other corporation other than a direct or indirect wholly-owned subsidiary of ours, and (2) permit any corporation (other than a direct or indirect wholly-owned subsidiary of ours) to merge with or into or consolidate with us or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to us, unless:

•

we are the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, is duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and has expressly assumed by supplemental indenture all of our obligations under the indentures;

•	immediately after giving effect to such transaction, no default or event of default has occurred and is continuing; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture complies with the applicable indenture.

Events of Default, Notice and Waiver

Unless a prospectus supplement states otherwise, the following shall constitute events of default under the indentures with respect to each series of debt securities:

•	our failure to pay any interest on any debt security of such series when due and payable, continued for 30 days;

•

our failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;

•	our failure to observe or perform any other of its covenants or warranties with respect to such debt securities for 90 days after we receive notice of such failure;

•	certain events of bankruptcy, insolvency or reorganization of CME Holdings; and

•	any other event of default provided with respect to debt securities of that series.

If an event of default with respect to any debt securities of any series outstanding under either of the indentures shall occur and be continuing, the trustee under such indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an event of default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

Any past default under either indenture with respect to debt securities of any series, and any event of default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such indenture, except in the case of (1) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (2) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

The trustee is required within 90 days after the occurrence of an event of default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such event of default.

The trustee, subject to its duties during an event of default to act with the required standard of care, may require indemnification by the holders of the debt securities of any series with respect to which an event of default has occurred before proceeding to exercise any right or power under the indentures at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series under either indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, provided that such direction shall not be in conflict with any rule of law or with the applicable indenture and the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

No holder of a debt security of any series may institute any action against us under either of the indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless:

•

the holder has given to the trustee written notice of an event of default and of the continuance thereof with respect to the debt securities of such series specifying an event of default, as required under the applicable indenture;

•

the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such indenture shall have requested the trustee to institute such action and offered to the trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee shall not have instituted such action within 60 days of such request; and

•	no direction inconsistent with such written request has been given to the trustee during such 60–day period by the holders of a majority in principal amount of the debt securities of that series.

We are required to furnish periodically to the trustee statements as to our compliance with all conditions and covenants under each indenture.

Discharge, Defeasance and Covenant Defeasance

We may discharge or defease our obligations under the indenture as set forth below, unless otherwise indicated in a prospectus supplement.

We may discharge certain obligations to holders of any series of debt securities issued under either the senior indenture or the subordinated indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee money in an amount sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be, and we have paid all other sums payable under the applicable indenture.

If indicated in a prospectus supplement, we may elect either (1) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant indenture) (referred to as defeasance) or (2) to be released from our obligations with respect to certain covenants applicable to the debt securities of or within any series (referred to as covenant defeasance), upon the deposit with the relevant indenture trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (1) above, must refer to and be based upon a ruling of the IRS or a change in applicable federal income tax law occurring after the date of the relevant indenture. In addition, in the case of either defeasance or covenant defeasance, we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

Modification and Waiver

Under the indentures, we and the applicable trustee may supplement the indentures for certain purposes which would not have a material adverse affect on the interests or rights of the holders of debt securities of a series without the consent of those holders. We and the applicable trustee may also modify the indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the indenture. However, the indentures require the consent of each holder of debt securities that would be affected by any modification which would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt securities of any series;

•	reduce the principal amount of, or the rate of interest on, or any premium payable upon the redemption of, any debt securities of any series;

•

change our obligation to pay any additional amounts required to be paid in respect of certain taxes, assessments or governmental charges imposed on holders of the debt securities, as the case may be, except as otherwise contemplated by the applicable indenture;

•	reduce the amount of principal of an original issue discount debt security or any other debt security that would be payable upon declaration of acceleration of the maturity thereof;

•	change the place of payment where, or the currency in which, any debt security or any premium or interest thereon is payable;

•

impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity thereof (or in the case of a redemption, on or after the redemption date);

•

reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults thereunder and their consequences;

•

make any change that adversely affects the right to convert or exchange any debt security or decreases the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security; or

•

modify any of the above provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby.

The indentures permit the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series issued under the indentures which is affected by the modification or amendment to waive our compliance with certain covenants contained in the indentures.

The subordinated indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of then outstanding senior indebtedness that would be adversely affected by the amendment.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. Notwithstanding the foregoing, at our option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by us will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All monies paid by us to a paying agent for the payment of the principal, interest or premium on any debt security which remain unclaimed at the end of two years after such principal, interest or premium has become due and payable will be repaid to us upon request, and the holder of such debt security shall thereafter, as an unsecured general creditor, look only to us for payment thereof.

Global Debt Securities

We may issue registered debt securities in global form. This means that one “global” debt security would be issued to represent a number of registered debt securities. The denomination of the global debt security would equal the aggregate principal amount of all registered debt securities represented by that global debt security.

We will deposit any registered debt securities issued in global form with a depositary, or with a nominee of the depositary, that we will name in the applicable prospectus supplement for each offering of such debt securities. Any person holding an interest in the global debt security through the depositary will be considered the “beneficial” owner of that interest. A “beneficial” owner of a security is able to enjoy rights associated with ownership of the security, even though the beneficial owner is not recognized as the legal owner of the security. The interest of the beneficial owner in the security is considered the “beneficial interest.” We will register the debt securities in the name of the depositary or the nominee of the depositary, as appropriate.

The depositary or its nominee may only transfer a global debt security in its entirety and only in the following circumstances:

•	by the depositary for the registered global security to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or to another nominee of the depositary; or

•	by the depositary or the nominee of the depositary to a successor of the depositary or to a nominee of the successor.

These restrictions on transfer would not apply to a global debt security after the depositary or its nominee, as applicable, exchanged the global debt security for registered debt securities issued in definitive form.

We will describe the specific terms of the depositary arrangement with respect to any series of debt securities represented by a registered global security in the prospectus supplement for the offering of that series. We anticipate that the following provisions will apply to all depositary arrangements for debt securities represented by a registered global security.

Ownership of beneficial interests in a registered global security will be limited to (1) participants that have accounts with the depositary for the registered global security and (2) persons that may hold interests through those participants. Upon the issuance of a registered global security, the depositary will credit each participant’s account on the depositary’s book-entry registration and transfer system with the principal amount of debt securities represented by the registered global security beneficially owned by that participant. Initially, the dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts that the depositary should credit.

Ownership of beneficial interests in the registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary for the registered global security, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that purchasers of securities regulated by the laws of those states take physical delivery of the securities in definitive form. Those laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

As long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, that depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Owners of beneficial interests in a registered global security generally will not:

•	be entitled to have the debt securities represented by the registered global security registered in their own names;

•	receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	be considered the owners or holders of the debt securities under the applicable indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if that person owns through a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture.

We understand that under existing industry practices, if we request any action of holders of debt securities or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder of debt securities is entitled to give or take under the applicable indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal, any premium and any interest on a registered global security to the depositary or its nominee. None of CME Holdings, the trustee or any other agent of CME Holdings or of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any registered global security, upon receipt of any payment of principal (or premium, if any) or interest in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary.

We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security owned through the participants.

We will issue our debt securities in definitive form in exchange for a registered global security, if the depositary for such registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and if a successor depositary registered as a clearing agency under the Exchange Act is not appointed within 90 days and under such other circumstances, if any, as may be described in an applicable prospectus supplement. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by a registered global security and, in such event, will issue debt securities of the series in definitive form in exchange for the registered global security.

We will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary shall instruct the trustee. We expect that the depositary will base these instructions upon directions received by the depositary from participants with beneficial interests in the registered global security.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable, in which case the Trust Indenture Act will govern.

Concerning the Trustee

As of the date of this prospectus, U.S. Bank National Association is a lender under CME’s $750 million secured committed line of credit. We may have other customary banking and trust relationships with U.S. Bank from time to time.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock. The following description is a summary and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the relevant provisions of Delaware law.

General

Our authorized capital structure consists of the following:

•	138,000,000 authorized shares of Class A common stock;

•	625 authorized shares of Class B-1 common stock;

•	813 authorized shares of Class B-2 common stock;

•	1,287 authorized shares of Class B-3 common stock;

•	413 authorized shares of Class B-4 common stock; and

•	10,000,000 authorized shares of preferred stock, including 140,000 authorized shares of Series A Junior Participating Preferred Stock.

As of February 17, 2006, there were 34,595,042 shares of Class A, 625 shares of Class B-1, 813 shares of Class B-2, 1,287 shares of Class B-3 and 413 shares of Class B-4 common stock issued and outstanding. As of February 17, 2006, we had no shares of our preferred stock issued and outstanding. From time to time in this prospectus, we refer to the Class A common stock and Class B common stock collectively as the common stock.

Common Stock

With the exception of the matters reserved to holders of our Class B common stock, holders of common stock vote together on all matters for which a vote of common shareholders is required. In these votes, each holder of shares of our Class A or Class B common stock has one vote per share. Matters reserved to the holders of our Class B common stock, votes applicable to each class of Class B common stock in these matters and certain voting restrictions on holders of our Class B common stock are described below under “Additional Provisions of Class B Common Stock.”

Holders of our common stock are entitled to receive proportionately such dividends, if any, as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Holders of our common stock have no conversion, preemptive or subscription rights. In the event of any liquidation, dissolution or winding-up of our affairs, and subject to the rights of any outstanding series of our preferred stock, holders of our Class A and Class B common stock are entitled to receive a distribution of the remaining assets on a pro rata basis.

Preferred Stock

We are authorized to issue up to 10 million shares of preferred stock. Our certificate of incorporation authorizes our board to issue these shares in one or more series; to establish from time to time the number of shares to be included in each series; and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.

When CME Holdings issues preferred stock, we will provide specific information about the particular class or series being offered in a prospectus supplement. This information will include some or all of the following:

•	the title or designation of the series;

•

the number of shares of the series, which the board of directors of CME Holdings may thereafter (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•

the conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series and at whose option such redemption may occur, and any limitations, restrictions or conditions on such redemption;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CME Holdings;

•

whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security of CME Holdings or any other entity, and, if so, the specification of such other class or series or such other security, the conversion price or prices or exchange rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	whether the preferred stock being offered will be listed on any securities exchange;

•	if necessary, a discussion of certain federal income tax considerations applicable to the preferred stock being offered;

•	the voting rights, in addition to the voting rights provided by law, if any, of the holders of shares of such series; and

•	any other relative rights, preferences, limitations and powers not inconsistent with applicable law, the articles then in effect or the by-laws then in effect.

Upon issuance, the shares of preferred stock will be fully paid and non-assessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds.

Additional Provisions of Class B Common Stock

Our authorized shares of Class B common stock are divided into four classes, with the following characteristics:

Class	Maximum Number of Shares	Associated Exchange Membership	Number of Directors Class Can Elect	Number of Votes Per Shares on “Core Rights”
B-1	625	Chicago Mercantile Exchange (“CME”) Division	3	6
B-2	813	International Monetary Market (“IMM”) Division	2	2
B-3	1,287	Index and Option Market (“IOM”) Division	1	1
B-4	413	Growth and Emerging Markets (“GEM”) Division	0	1/6

Associated Exchange Membership.    Each series of CME Class B common stock was issued in conjunction with a membership in a specific division of the exchange. CME’s rules provide exchange members with access to the trading floor of the exchange and reduced rates for the contracts assigned to that membership and the ability to use or lease their trading privileges. In CME’s demutualization, shares of Class B common stock were issued to members of the exchange in order to provide those members with representation on CME’s board of directors and provide for an orderly transition to a for-profit company. Membership interests are maintained at CME and are not part of or evidenced by the Class B common stock of CME Holdings. The Class B common stock of CME Holdings is intended only to ensure that the former Class B shareholders of CME retain board representation rights and approval rights with respect to Core Rights described below.

Commitment to Open Outcry.    Our certificate of incorporation includes a commitment to maintain open outcry floor trading on our exchange for a particular traded product as long as the open outcry market is “liquid.” The commitment requires us to maintain a facility for conducting business, for disseminating price information, for clearing and delivery and to provide reasonable financial support for technology, marketing and research for open outcry markets. An open outcry market will be deemed liquid for these purposes if it meets any of the following tests on a quarterly basis:

•

if a comparable product is traded on an exchange other than ours, our open outcry market has maintained at least 30% of the average daily volume of the comparable product (including, for calculation purposes, volume from exchange for physical, or EFP, trades in the open outcry market);

•

if a comparable product is traded on an exchange other than ours, and our product trades exclusively by open outcry, our open outcry market has maintained at least 30% of the open interest, or the daily total of positions outstanding, of the comparable product;

•

if no comparable product is traded on an exchange other than ours, our open outcry market has maintained at least 40% of the average quarterly volume in that market in 1999 (including, for calculation purposes, volume from EFPs in the open outcry market); or

•

if no comparable product is traded on an exchange other than ours and our product trades exclusively by open outcry, our open outcry market has maintained at least 40% of the average open interest in that market in 1999.

If a market is deemed illiquid as a result of a failure to meet any of the foregoing tests, our board may determine whether that market will be closed.

Voting on Core Rights.    Holders of shares of our Class B common stock have the right to approve changes to specified “rights” relating to the trading privileges associated with those shares. These “Core Rights” consist of:

•	the allocation of products which a membership class is permitted to trade on our exchange facilities;

•	the trading floor access rights and privileges which a member has;

•	the number of memberships in each membership class and the number of authorized and issued shares of Class B common stock associated with that class; and

•	the eligibility requirements to exercise trading rights or privileges.

Votes on changes to Core Rights are weighted by class. Each class of Class B common stock has the following number of votes on matters relating to Core Rights: Class B-1, six votes per share; Class B-2, two votes per share; Class B-3, one vote per share, and Class B-4, 1/6 of one vote per share. The approval of a majority of the votes cast by the holders of shares of Class B common stock is required in order to approve any changes to Core Rights. Holders of shares of Class A common stock do not have the right to vote on changes to Core Rights.

Under Delaware law, changes to the number of authorized shares of a class also require the approval of the holders of a majority of the outstanding shares of that class. Otherwise, changes may be effected upon the approval of a majority of the votes cast by the holders of shares of our Class B common stock. This means that, because of our weighted voting mechanism, a change to Core Rights may be effected by the approval of the holders of the Class B-1 shares, even though the holders of the other classes voted against the change.

Election of Directors.    Our certificate of incorporation provides for a board composed of 20 members. Holders of Class B-1, Class B-2 and Class B-3 common stock have the right to elect six directors to our board, of which three are elected by Class B-1 shareholders, two are elected by Class B-2 shareholders and one is elected by Class B-3 shareholders. The remaining 14 directors are elected by the holders of the Class A and Class B common stock, voting together as a class. The nominating committee, composed of members of our board of directors, nominates the slate of candidates to be elected by the holders of the Class A and Class B common stock, voting together. This committee is responsible for assessing the qualifications of candidates, as well as ensuring that any regulatory requirements for the composition of our board are met. The holders of the Class B-1, Class B-2 and Class B-3 common stock have the right to elect members of nominating committees for their respective class, which are responsible for nominating candidates for election by their class. Each committee is responsible for assessing the qualifications of candidates to serve as directors to be elected by that class. Our certificate of incorporation requires that director candidates for election by a class of Class B common stock own, or be recognized under our rules as the owner of, at least one share of that class.

Voting Restrictions.    Our certificate of incorporation provides that, with respect to any election of directors or Core Rights, any person or group that beneficially owns 15% or more of any class of Class B common stock may, for so long as such person or group owns such percentage, vote only the number of shares of that class of Class B common stock for which it owns an equivalent percentage of Class A common stock.

Transfer Restrictions.    Shares of our Class B common stock are also subject to transfer restrictions contained in our certificate of incorporation. These transfer restrictions prohibit the sale or transfer of any shares of our Class B common stock separate from the sale of the associated membership interest in our exchange. No membership in our exchange may be sold unless the purchaser also acquires the associated share of Class B common stock.

Indemnification of Directors and Executive Officers and Limitation of Liability

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our shareholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation and our bylaws provide that (1) we are permitted to indemnify our directors, officers and other employees and agents to the fullest extent permitted by Delaware law; (2) we are permitted to advance expenses, as incurred, to our directors, officers and other employees and agents in connection with defending a legal proceeding if we have received an undertaking by the person receiving such advance to repay all amounts advanced if it should be determined that he or she is not entitled to be indemnified by us; and (3) the rights conferred in the certificate of incorporation are not exclusive.

Other Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Classified Board of Directors; Removal for Cause; Filling Vacancies.    Our certificate of incorporation provides for a board of directors divided into two classes, with one class to be elected each year to serve for a two-year term. As a result, two annual meetings of shareholders could be required for the shareholders to change a majority of the board. Directors elected by Class A and Class B shareholders may be removed for cause only by the affirmative vote of the holders of not less than two-thirds of the outstanding votes entitled to vote in the election of the director to be removed. Vacancies resulting from that removal or for any other reason shall be filled by the board of directors, but any Class B vacancies must be filled from the candidates who ran in the previous election for the directorship with the candidates being selected to fill the vacancy in the order of the aggregate number of votes received in the previous election. The classification of directors and the inability of shareholders to remove directors without cause and to fill vacancies on the board will make it more difficult to change the composition of the board, but will promote a continuity of existing directors.

Advance Notice Requirements.    Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders. These procedures provide that notice of shareholder proposals must be timely and given in writing to the Secretary of our company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not fewer than 90 days nor more than 120 days prior to the meeting. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Shareholders.    Our certificate of incorporation and bylaws deny shareholders the right to call a special meeting of shareholders. Our certificate of incorporation and bylaws provide that only the chairman of our board or a majority of the board of directors may call special meetings of the shareholders.

No Written Consent of Shareholders.    Our certificate of incorporation requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting, and does not permit the shareholders to act by written consent, without a meeting.

Amendment of Bylaws and Certificate of Incorporation.    Our certificate of incorporation generally requires the approval of not less than two-thirds of the voting power of all outstanding shares of common stock entitled to vote to amend any bylaws by shareholder action or the certificate of incorporation provisions described in this section. Only our Class B shareholders may amend provisions of our certificate of incorporation relating to the Core Rights described above.

Rights Plan Provisions.

Our certificate of incorporation authorizes our board of directors to create and issue rights entitling our shareholders to purchase shares of our stock or other securities. Those rights might be used to affect the ability of a third party to initiate a transaction designed to take over our company. Our board has adopted a plan creating these rights.

From and after the effective date of the merger consummated to effect our reorganization, one right attached to each share of our common stock issued in the merger and, except in certain circumstances, will attach to each share issued after the merger. Each right entitles the registered holder to purchase from us a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $1,000 per unit, subject to adjustment. The description and terms of the rights are set forth in the rights agreement, dated November 30, 2001, between us and Computershare Investor Services, LLC, as rights agent, as amended.

Initially, the rights attached to all our outstanding shares of common stock, and no separate rights certificates were distributed. The rights will separate from our common stock upon the earlier of (1) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of either (a) our common stock or (b) our Class A common stock (this date is referred to as the stock acquisition date) or (2) 10 business days following the commencement of a tender offer or exchange offer for our common stock that would result in a person or group becoming an acquiring person (the earlier of (1) and (2) is referred to as the distribution date). Until the distribution date, (1) the rights will be evidenced by shares of our common stock and will be transferred with and only with our shares of common stock, (2) shares of our common stock issued in the merger or new shares issued after the effective date of the merger will contain a notation incorporating the rights agreement by reference and (3) the surrender for transfer of any of our outstanding shares of common stock will also constitute the transfer of the rights associated with the common stock.

The rights are not exercisable until the distribution date and will expire at the close of business on December 3, 2011 unless earlier redeemed or exchanged by us as described below. At no time will the rights have any voting power.

As soon as practicable after the distribution date, our rights agent will adjust the book-entry accounts of each holder of record of the common stock as of the close of business on the distribution date and, thereafter, the rights will be independently evidenced. Except as otherwise determined by the board of directors, only shares of common stock outstanding prior to the distribution date will be issued with rights.

In the event that a person becomes an acquiring person (unless such acquisition is made pursuant to a tender or exchange offer for all of our outstanding shares, at a price and on terms determined by a majority of the independent directors who are not representatives, nominees, affiliates or associates of an acquiring person, with advice from one or more investment banking firms, determined to be fair to and otherwise in the best interests of our company and our shareholders, which is referred to as a qualifying offer), each holder of a right will thereafter have the right to receive, upon exercise, Class A common stock (or, in certain circumstances, cash, property or other securities of our company), having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of Class A common stock associated with each right (initially, one). Notwithstanding this, following the occurrence of any of the events set forth in this paragraph, referred to as the flip-in events, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void. However, rights are not exercisable following the occurrence of any of the flip-in events set forth above until such time as the rights are no longer redeemable by us as set forth below.

In the event that following the stock acquisition date, (1) we engage in a merger or business combination transaction in which we are not the surviving corporation, (2) we engage in a merger or business combination transaction in which we are the surviving corporation and our common stock is changed or exchanged, or (3) 50% or more of our assets or earning power is sold or transferred ((1), (2) and (3) are referred to as flip-over events), each holder of a right (except rights which have previously been voided as described above) shall thereafter have the right to receive, upon exercise of the right, Class A common stock of the acquiring company having a value equal to two times the exercise price of the right. A flip-over event will not be deemed to have occurred if the transaction is consummated pursuant to a qualifying offer, the price offered in the transaction is not less than that paid in the tender or exchange offer and the type of consideration paid in the transaction is the same as in the tender or exchange offer.

The purchase price payable, and the number of units of preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, (2) if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock, or (3) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading date prior to the date of exercise.

At any time until 10 days following the stock acquisition date, we may redeem the rights in whole, but not in part, at a price of $.01 per right. Immediately upon the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Class A common stock (or other consideration) of our company as set forth above.

Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board of directors in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes which do not adversely affect the interests of holders of rights (excluding the interest of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, among other things, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire our company in certain circumstances. Accordingly, the existence of the rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of the shareholders.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to exceptions set forth in that section, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

Section 203 defines a business combination to include generally:

•	any merger or consolidation involving the corporation and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

•

any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder except upon the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such composition, upon a merger of a parent and a subsidiary, or upon an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent

The Transfer Agent and Registrar for our Class A common stock is Computershare Investor Services, LLC.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, Class A common stock or preferred stock, collectively, referred to as the underlying warrant securities, and such warrants may be issued independently or together with any such underlying warrant securities and may be attached to or separate from such underlying warrant securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the specific terms of any warrants offered thereby, including:

•	the title or designation of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the exercise price of such warrants may be payable;

•

the designation, aggregate principal amount and terms of the underlying warrant securities purchasable upon exercise of such warrants, and the procedures and conditions relating to the exercise of the warrant securities;

•	the price at which the underlying warrant securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying warrant securities with which such warrants are issued and the number of such warrants issued with each such underlying warrant security;

•

if applicable, the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the underlying warrant securities purchasable upon exercise of the warrant will be payable;

•	if applicable, the date on and after which such warrants and the related underlying warrant securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if necessary, a discussion of certain federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges(1) for the periods indicated:

	Year Ended December 31,
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges	23.67	25.75	35.49	59.24	81.12

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and “fixed charges” consist of interest incurred and the interest portion of rent expense.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement or other offering material, Kathleen M. Cronin, our General Counsel, and/or Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, will pass upon certain legal matters for us in connection with the securities offered by this prospectus. As of February 17, 2006, Kathleen M. Cronin beneficially owned 1,912 shares of our Class A Common Stock, including options exercisable within 60 days of February 10, 2006 to purchase 160 shares of our Class A Common Stock.

Underwriters, dealers or agents, if any, who we will identify in the applicable prospectus supplement and other offering material, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. incorporated by reference in Chicago Mercantile Exchange Holdings Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedules appearing therein), and Chicago Mercantile Exchange Holdings Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$750,000,000

CME Group Inc.

5.75% Notes due 2014

Prospectus Supplement

February 4, 2009

Joint-Book Running Managers

Banc of America Securities LLC

UBS Investment Bank

Barclays Capital

Lloyds TSB Corporate Markets

Joint Lead Managers

BMO Capital Markets

Mitsubishi UFJ Securities

Co-Managers

Scotia Capital

PNC Capital Markets LLC